UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

HFG Holdings Inc.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Alberta

(Jurisdiction of Subject Company’s Incorporation or Organization)

Cequence Energy Ltd.

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

40418H104

(CUSIP Number of Class of Securities (if applicable))

CT Corporation System

111 Eighth Avenue

New York, NY 10011

Telephone: (212) 894-8440

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications

on Behalf of Subject Company)

October 6, 2009

(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

•	Offer to Purchase and Circular, dated October 6, 2009 (the “Circular”)

•	Letter of Transmittal

•	Notice of Guaranteed Delivery

Item 2.	Informational Legends

See page 2 of the Circular.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about any of the securities offered hereunder and it is an offence to claim otherwise.

October 6, 2009

CEQUENCE ENERGY LTD.

OFFER TO PURCHASE

all of the issued and outstanding common shares of

HFG HOLDINGS INC.

not already held by or on behalf of Cequence Energy Ltd. or its affiliates or associates on the basis of

0.04 of a common share of Cequence Energy Ltd. for each common share of HFG Holdings Inc.

The offer (the “Offer”) by Cequence Energy Ltd. (“Cequence”) to purchase all of the issued and outstanding common shares (the “HFG Shares”) in the capital of HFG Holdings Inc. (“HFG”) not already held by or on behalf of Cequence or its affiliates or associates, including any HFG Shares which may become outstanding upon exercise of HFG Options (as hereinafter defined), will be open for acceptance until 5:00 p.m. (Calgary time) on November 12, 2009 (the “Expiry Time”), unless withdrawn or extended. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn prior to the Expiry Time, and at the time Cequence first takes up and pays for HFG Shares under the Offer, at least 90% of the outstanding HFG Shares (calculated on a diluted basis) not already held by or on behalf of Cequence or its affiliates or associates. This condition and the other conditions of the Offer are described under Section 4 of the Offer to Purchase, “Conditions of the Offer”.

Cequence beneficially owns 161,546,590 HFG Shares or approximately 71% of the currently issued and outstanding HFG Shares (calculated on a diluted basis). In addition, Cequence has entered into lock-up agreements (each a “Lock-Up Agreement”) with certain shareholders of HFG (collectively, the “Locked-Up Shareholders”) pursuant to which the Locked-Up Shareholders have agreed to tender pursuant to the Offer and not withdraw, except in certain circumstances, the HFG Shares beneficially owned by them, representing an aggregate of 53,950,400 HFG Shares, or approximately 24% of the currently issued and outstanding HFG Shares (calculated on a diluted basis) or approximately 82% of the HFG Shares (calculated on a diluted basis) not already held by or on behalf of Cequence or its affiliates or associates. See Section 4 of the Circular, “Lock-Up Agreements”.

Holders of HFG Shares wishing to accept the Offer must properly complete and duly execute the accompanying Letter of Transmittal (as hereinafter defined) or a facsimile thereof and deposit it, together with certificates representing their HFG Shares and all other documents required by the Letter of Transmittal, at the office of Valiant Trust Company (the “Depositary”) shown on the Letter of Transmittal and on the back page of this document, all in accordance with the transmittal instructions in the Letter of Transmittal.

Alternatively, a holder of HFG Shares who wishes to deposit such HFG Shares and whose certificates for such HFG Shares are not immediately available may deposit certificates representing such HFG Shares by following the procedure for guaranteed delivery set forth in Sections 2 and 3 of the Offer to Purchase, “Time of Acceptance” and “Manner of Acceptance”.

The outstanding common shares (the “Cequence Shares”) of Cequence are listed on the Toronto Stock Exchange (the “TSX”) and the outstanding HFG Shares are listed on the TSX Venture Exchange (the “TSXV”). On September 24, 2009, the last trading day prior to the public announcement by Cequence of the intention to make Offer, the closing price of Cequence Shares on the TSX was $3.98. On September 23, 2009, the last trading day upon which a trade of HFG Shares occurred prior to the public announcement by Cequence of the intention to make Offer, the closing price of the HFG Shares on the TSXV was $0.13. Based on the volume weighted average trading price of the Cequence Shares for the five (5) trading days ended September 24, 2009, the exchange ratio for the transaction represents a deemed price of $0.16 per HFG Share, representing a 23% premium to the closing price $0.13 for the HFG Shares on September 23, 2009.

Questions and requests for assistance may be directed to the Depositary. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery (as hereinafter defined) may be obtained, without charge, on request from the Depositary at its office shown in the Letter of Transmittal and the Notice of Guaranteed Delivery and on the back page of this document. Persons whose HFG Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their HFG Shares to the Offer.

The Depositary for the Offer is:

Valiant Trust Company

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY STATE SECURITIES ADMINISTRATOR NOR HAS ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE SEC OR ANY STATE SECURITIES ADMINISTRATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The offer and sale of Cequence Shares pursuant to the Offer has not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and the Offer is being made in the United States pursuant to the exemption from the registration requirements of the 1933 Act provided by Rule 802 thereunder. Cequence has filed with the SEC a Form CB in connection with the Offer.

This Offer is made for the securities of a Canadian company. The Offer is subject to Canadian disclosure requirements that are different from those of the United States.

Financial statements included or incorporated by reference in the Offer to Purchase and the Circular have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are subject to Canadian auditing and auditor independence requirements, which differ from United States generally accepted accounting principles and United States auditing and auditor independence requirements. As a result, such financial statements may not be comparable to the financial statements of United States companies.

Data on oil and gas reserves included or incorporated by reference in the Offer to Purchase and the Circular has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. For example, the SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules). Canadian securities laws require oil and gas companies, in their filings with Canadian securities regulators, to disclose proved reserves (which are defined differently than SEC rules) and probable reserves. Probable reserves are of higher risk and are generally believed to be less likely to be recovered than proved reserves. Moreover, the disclosure of estimated future net revenue from reserves may be calculated in accordance with Canadian practices using both constant and forecast prices and costs, whereas the SEC requires that the prices and costs be held constant at prices in effect on the date of the reserve report. In addition, under Canadian practice, reserves and production may be reported using gross volumes, which are volumes prior to deduction of royalties and similar payments. The practice in the United States is to report reserves and production using net volumes, after deduction of applicable royalties and similar payments. As a consequence, the production volumes and reserve estimates in this Offer to Purchase and Circular and the documents incorporated herein by reference may not be comparable to those of United States domestic companies subject to SEC reporting and disclosure requirements.

Oil and gas companies that account for oil and gas activities using the “full cost” method are required to apply a “ceiling test” when preparing their financial statements. A company must prepare the net capitalized costs of its oil and natural gas properties against a “ceiling value”. If the net capitalized costs exceed the ceiling value, the company must record a non-cash write-down equal to the difference. Under United States generally accepted accounting principles, the calculation of the “ceiling value” must be made using the future net revenues from proved reserves using oil and natural gas prices in effect at the end of the applicable period discounted at ten percent. Under Canadian GAAP, the ceiling value is initially based on undiscounted future net revenues from proved reserves using forecast prices. Therefore, the maximum ceiling value attributable to oil and natural gas assets is generally lower under United States generally accepted accounting principles than under Canadian GAAP. Accordingly, in a low commodity price environment where expected future commodity prices exceed current commodity prices, or when material acquisitions are initially recorded using Canadian ceiling values, there is more risk of ceiling test write-down under United States generally accepted accounting principles. Ceiling test write-downs would not reduce reported cash flow.

Cequence Shares received pursuant to the Offer will be “restricted securities” under the 1933 Act and therefore subject to resale restrictions, to the same extent and proportion as the HFG Shares being acquired in the Offer.

It may be difficult for you to enforce your rights and any claim you may have arising under the United States federal or state securities laws, as Cequence is incorporated under the laws of Alberta, Canada, all or most of its assets are located in Canada, and all of its officers and directors are residents of Canada. You may not be able to sue a foreign entity or its officers or directors in a foreign court for violations of U.S. federal or state securities laws. It may be difficult to compel a foreign entity and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the disposition of HFG Shares and the acquisition and holding of Cequence Shares may have tax consequences both in the United States and in Canada. Tax considerations applicable to Shareholders subject to United

States federal taxation have not been included in the Offer to Purchase and the Circular, and such Shareholders should consult their own tax advisors to determine the particular consequences to them of participating in the Offer. For a summary of the applicable tax considerations under Canadian law, see Section 17 of the Circular, “Canadian Federal Income Tax Considerations”.

You should be aware that Cequence or its affiliates may bid for or purchase securities otherwise than under the Offer, such as in the open market or privately negotiated purchases, subject to applicable Securities Laws.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

The Circular and the documents incorporated by reference therein contain forward-looking information. This information relates to future events or future performance of Cequence. When used in the Circular and the documents incorporated by reference herein, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “seek”, “propose”, “expect”, “potential”, “continue”, and similar expressions, are intended to identify forward-looking information. This information involves known and unknown risks, uncertainties, and other factors that may cause actual results of events to differ materially from those anticipated in such forward-looking information. This information reflects Cequence’s current views with respect to certain events, and are subject to certain risks, uncertainties and assumptions. Many factors could cause Cequence’s actual results, performance, or achievements to vary from those described in the Circular and the documents incorporated by reference herein. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking information prove incorrect, actual results may differ materially from those described in the Circular and the documents incorporated by reference herein as intended, planned, anticipated, believed, estimated, or expected. Specific forward-looking information in the Circular and the documents incorporated by reference herein include, among others, information pertaining to the following:

•	the ability of Cequence to complete the Offer and any Second Stage Transaction (as hereinafter defined);

•	the ability to successfully integrate HFG;

•	factors upon which Cequence will decide whether or not to undertake a specific course of action;

•	use of proceeds of the Transactions (as hereinafter defined) and the Subscription Receipt Offering (as hereinafter defined);

•	world wide supply and demand for petroleum products;

•	expectations regarding Cequence’s ability to raise capital;

•	treatment under governmental regulatory regimes; and

•	commodity prices and exchange rates.

With respect to forward-looking information in the Circular and the documents incorporated by reference herein, Cequence has made assumptions, regarding, among other things:

•	the impact of the ongoing world credit crisis and recession;

•	the impact of increasing competition;

•	Cequence’s ability to obtain additional financing on satisfactory terms;

•	commodity prices and exchange rates; and

•	Cequence’s ability to attract and retain qualified personnel.

Cequence’s actual results could differ materially from those anticipated in this forward-looking information as a result of the risk factors set forth below and elsewhere in the Circular and the documents incorporated by reference herein including, without limitation, the following:

•	general economic conditions, including the impact of the ongoing world credit crisis and recession;

•	volatility in global market prices for oil and natural gas;

•	competition;

•	liabilities and risks, including environmental liability and risks, inherent in oil and gas operations;

•	the availability of capital;

•	alternatives to and changing demand for petroleum products;

•	changes in legislation and the regulatory environment, including uncertainties with respect to the Kyoto Protocol; and

•	the other factors considered under “Risk Factors”.

Furthermore, information relating to “reserves” is deemed to be forward-looking information, as it involves the implied assessment, based on certain estimates and assumptions that reserves described can be recovered and profitable in the future. Statements relating to “reserves” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in the Circular and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Except as required by law, Cequence does not undertake any obligation to publicly update or revise any forward-looking information and readers should also carefully consider the matters discussed under the heading “Cequence Energy Ltd. - Risk Factors” in the Circular.

PRESENTATION OF FINANCIAL STATEMENTS

Unless otherwise indicated, all financial information included and incorporated by reference in the Circular is determined using Canadian GAAP.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of HFG Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Cequence may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of HFG Shares in such jurisdiction.

GLOSSARY

In the Offer to Purchase, Circular, Letter of Transmittal and Notice of Guaranteed Delivery, the following terms shall have the meanings set forth below, unless the subject matter or context is inconsistent therewith or such terms are otherwise defined in the Offer to Purchase or Circular:

“1933 Act” means the United States Securities Act of 1933, as amended;

“ABCA” means the Business Corporations Act (Alberta), as amended;

“Acquired Assets” has the meaning ascribed thereto in Section 1 of the Circular, “Cequence Energy Ltd.”;

“affiliate” and “associate” have the respective meaning ascribed thereto in the ABCA, as amended, except as otherwise provided herein;

“AIF” means the Annual Information Form of Cequence dated March 20, 2009 for the year ended December 31, 2008;

“AJM” means AJM Petroleum Consultants;

“AJM Report” has the meaning ascribed thereto in Section 1 of the Circular, “Cequence Energy Ltd.”;

“Business Day” means any day, excepting Saturdays, Sundays and statutory holidays observed in Calgary, Alberta;

“Canadian GAAP” means generally accepted accounting principles in Canada;

“Cequence” means Cequence Energy Ltd., a corporation incorporated under the ABCA;

“Cequence Board” means the board of directors of Cequence;

“Cequence Non-Voting Shares” has the meaning ascribed thereto in Section 1 of the Circular, “Cequence Energy Ltd.”;

“Cequence Options” means options to acquire Cequence Shares;

“Cequence Performance Warrants” has the meaning ascribed thereto in Section 1 of the Circular, “Cequence Energy Ltd.”;

“Cequence Shareholders” means holders of Cequence Shares, and “Cequence Shareholder” means any one of them;

“Cequence Shares” means the common shares in the capital of Cequence;

“Circular” means the take-over bid circular accompanying the Offer to Purchase and forming part hereof;

“Compulsory Acquisition” has the meaning ascribed thereto in Section 13 of the Offer to Purchase, “Acquisition of HFG Shares Not Deposited”;

“Consolidation” has the meaning ascribed thereto in Section 1 of the Circular, “Cequence Energy Ltd.”;

“CRA” has the meaning ascribed thereto in Section 17 of the Circular, “Canadian Federal Income Tax Considerations”;

“Depositary” means Valiant Trust Company, at its office specified in the Letter of Transmittal;

“diluted basis” means such number of outstanding HFG Shares that would be issued and outstanding assuming all outstanding HFG Options at that time had been exercised or converted;

“Eligible Institution” means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agents Medallion Program (“STAMP”), a member of the Stock Exchange Medallion Program (“SEMP”) or a member of the New York Exchange Inc. Medallion Signature Program (“MSP”), where the members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the Financial Industry Regulatory, Inc. or banks and trust companies in the United States;

“Expiry Date” means November 12, 2009, unless the Offer is extended (pursuant to Section 5 of the Offer to Purchase, “Variation of Terms or Change in Information in the Offer to Purchase or Circular”), in which event the Expiry Date shall mean the latest date on which the Offer as so extended expires;

“Expiry Time” means the Initial Expiry Time, unless the Offer is extended (pursuant to Section 5 of the Offer to Purchase, “Variation of Terms or Change in Information in the Offer to Purchase or Circular”), in which case the Expiry Time shall mean the latest time on which the Offer as so extended expires;

“Governmental Authority” includes any federal, provincial, municipal or other political subdivision, government department, commission, ward, bureau, agency or instrumentality, domestic or foreign;

“HFG” means HFG Holdings Inc., a corporation incorporated under the ABCA;

“HFG Board” means the board of directors of HFG;

“HFG Optionholder” means Canaccord Capital Corporation;

“HFG Options” means the 125,000 outstanding options to acquire HFG Shares held by Canaccord Capital Corporation;

“HFG Shareholders” or “Shareholders” means holders of HFG Shares, and “HFG Shareholder” or “Shareholder” means any one of them;

“HFG Shares” means the common shares in the capital of HFG;

“Information Circular” means the information circular of Cequence dated June 26, 2009 with respect to the annual and special meeting of the Shareholders held on July 29, 2009;

“Initial Expiry Time” means 5:00 p.m. (Calgary time) on November 12, 2009;

“Letter of Transmittal” means a letter of transmittal in the form printed on green paper accompanying the Offer to Purchase and Circular;

“Locked-Up Shareholders” means, collectively, all of the Shareholders who have entered into Lock-Up Agreements, and “Locked-Up Shareholder” means any one of them;

“Lock-Up Agreements” means the lock-up agreements between Cequence and each of the Locked-Up Shareholders;

“Meeting” has the meaning ascribed thereto in Section 1 of the Circular, “Cequence Energy Ltd.”;

“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions, as amended or replaced from time to time;

“Minor Assets” has the meaning ascribed thereto in Section 1 of the Circular, “Cequence Energy Ltd.”;

“misrepresentation” shall have the meaning ascribed thereto under the Securities Act (Alberta);

“NI 51-101” means National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities, as amended or replaced from time to time;

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery in the form printed on yellow paper accompanying the Offer to Purchase and Circular;

“Offer” means the offer to purchase all of the outstanding HFG Shares not already held by Cequence and its affiliates made hereby to the HFG Shareholders, the terms and conditions of which are set forth in the Offer Documents;

“Offer Documents” means, collectively, the Offer to Purchase, Circular, Letter of Transmittal and Notice of Guaranteed Delivery;

“Offer Period” means the period commencing on October 6, 2009 and ending at the Expiry Time;

“Peace River Assets” has the meaning ascribed thereto in Section 1 of the Circular, “Cequence Energy Ltd.”;

“person” means any individual, firm, partnership, limited partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal person representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority syndicate or other entity, whether or not having legal status;

“Private Placement” has the meaning ascribed thereto in Section 1 of the Circular, “Cequence Energy Ltd.”;

“Proposed Amendments” has the meaning ascribed thereto in Section 17 of the Circular, “Canadian Federal Income Tax Considerations”;

“Rights” has the meaning ascribed thereto in Section 1 of the Circular, “Cequence Energy Ltd.”;

“Rights Offering” has the meaning ascribed thereto in Section 1 of the Circular, “Cequence Energy Ltd.”;

“Rights Plan” has the meaning ascribed thereto in Section 1 of the Circular, “Cequence Energy Ltd.”;

“SEC” means the United State Securities and Exchange Commission;

“Second Stage Transaction” means, in the event Cequence takes up and pays for, or otherwise acquires, directly or indirectly less than 90% of the outstanding HFG Shares (calculated on a diluted basis) not already held by or on behalf of Cequence or its affiliates or associates pursuant to the terms of the Offer, the acquisition by Cequence of the balance of the HFG Shares as soon as practicable and in any event within a period of one hundred and twenty (120) days following the Take-up Date by way of a statutory arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other type of acquisition transaction or transactions carried out for a consideration per HFG Share that: (i) consists of the same form of consideration paid pursuant to the Offer; and (ii) is not less than the consideration paid pursuant to the Offer;

“Securities Authorities” means the appropriate securities commissions or similar regulatory authorities in Canada and each of the provinces and territories thereof in which any one or more of the Shareholders may be resident;

“Securities Laws” means the ABCA and any applicable Canadian provincial securities laws and any other applicable securities laws;

“Services Agreement” means the management services agreement dated December 24, 2008 between Cequence and HFG;

“Subscription Receipt Offering” has the meaning ascribed thereto in Section 1 of the Circular, “Cequence Energy Ltd.”;

“Subscription Receipts” has the meaning ascribed thereto in Section 1 of the Circular, “Cequence Energy Ltd.”;

“subsidiary” has the meaning contemplated by the ABCA;

“Take-up Date” means the date that Cequence first takes up and acquires HFG Shares pursuant to the Offer;

“Tax Act” means the Income Tax Act (Canada), together with any and all regulations promulgated thereunder, as amended from time to time;

“Transactions” has the meaning ascribed thereto in Section 1 of the Circular, “Cequence Energy Ltd.”;

“TSX” means the Toronto Stock Exchange;

“TSXV” means the TSX Venture Exchange; and

“U.S.” or “United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

Words importing the singular number only include the plural, and vice versa, and words importing any gender include all genders.

SELECTED ABBREVIATIONS

In the Offer to Purchase and Circular the following abbreviations have the meanings set forth below.

Oil and Natural Gas Liquids			Natural Gas
Bbl	barrel	Mcf	thousand cubic feet
Bbl/d	barrels per day	Mcf/d	thousand cubic feet per day
NGLs	natural gas liquids	MMcf	million cubic feet
Mbbl	thousand barrels

Other

API	American Petroleum Institute
° API	an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28° API or higher is generally referred to as light crude oil
Boe	barrel of oil equivalent of natural gas and crude oil on the basis of 1 Boe for 6 (unless otherwise stated) Mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices)
Boe/d	barrel of oil equivalent per day
MBoe	thousand barrels of oil equivalent
MMBoe	million barrels of oil equivalent

NOTES ON RESERVES DATA

All oil and natural gas reserve information contained in the Circular and the documents incorporated by reference herein, has been prepared and presented in accordance with NI 51-101. The actual oil and natural gas reserves and future production will be greater than or less than the estimates provided in the Circular and in the documents incorporated by reference herein. The estimated future net revenue from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves.

The determination of oil and gas reserves involves the preparation of estimates that have an inherent degree of associated uncertainty. Categories of proved, probable and possible reserves have been established to reflect the level of these uncertainties and to provide an indication of the probability of recovery.

The estimation and classification of reserves requires the application of professional judgment combined with geological and engineering knowledge to assess whether or not specific reserves classification criteria have been satisfied. Knowledge of concepts including uncertainty and risk, probability and statistics, and deterministic and probabilistic estimation methods is required to properly use and apply reserves definitions.

“Reserves” are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on (a) analysis of drilling, geological, geophysical, and engineering data; (b) the use of established technology; and (c) specific economic conditions, which are generally accepted as being reasonable and shall be disclosed. Reserves are classified according to the degree of certainty associated with the estimates.

“Proved” reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

“Developed Producing” reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

“Developed Non-Producing” reserves are those reserves that either have not been on production, previously been on production, but are shut-in, and the date of resumption of production is unknown.

“Undeveloped” reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to sub-divide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator’s assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

“Probable” reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved + probable reserves.

“gross” means: (a) in relation to an issuer’s interest in production or reserves, its “company gross reserves”, which are its working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of the issuer; (b) in relation to wells, the total number of wells in which an issuer has an interest; and (c) in relation to properties, the total area of properties in which an issuer has an interest.

“net” means: (a) in relation to an issuer’s interest in production or reserves its working interest (operating or non-operating) share after deduction of royalty obligations, plus its royalty interests in production or reserves; (b) in relation to an issuer’s interest in wells, the number of wells obtained by aggregating the issuer’s working interest in each of its gross wells; and (c) in relation to an issuer’s interest in a property, the total area in which the issuer has an interest multiplied by the working interest owned by the issuer.

SUMMARY

The following is only a summary of selected information contained in the Offer Documents and is qualified in its entirety by reference to the detailed provisions of those documents. The information concerning HFG contained in the Offer Documents has been taken from or is based solely upon publicly available documents or records of HFG on file with Securities Authorities and other public sources. Certain capitalized terms used in this summary are defined in the Glossary. Shareholders are urged to read the Offer Documents in their entirety.

The Offer

The Offer is made by Cequence for all of the outstanding HFG Shares (including HFG Shares which may become outstanding on the exercise of HFG Options) not already held by or on behalf of Cequence or its affiliates or associates. The Offer is open for acceptance until, but not later than, the Expiry Time unless withdrawn or extended by Cequence.

The Offer is made only for HFG Shares not already held by or on behalf of Cequence or its affiliates or associates and is not made for any HFG Options or any other existing rights to acquire HFG Shares. Any holder of HFG Options or other rights who wishes to accept the Offer must, to the extent permitted thereby and hereby, exercise or convert such options or rights, as the case may be, in order to obtain certificates representing HFG Shares and deposit such HFG Shares in accordance with the Offer. See Section 5 of the Circular, “HFG Options”.

The obligation of Cequence to take-up and pay for HFG Shares pursuant to the Offer is subject to various conditions. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Cequence or its agents may, in their sole discretion, take such action as they may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

Basis of the Offer

Cequence is offering to purchase, on and subject to the terms and conditions set forth herein, all of the outstanding HFG Shares (including HFG Shares which may become outstanding on the exercise of HFG Options) not already held by or on behalf of Cequence or its affiliates or associates on the basis of 0.04 of a Cequence Share. See Section 1 of the Offer to Purchase, “The Offer”. No fractional Cequence Shares will be issued. The number of Cequence Shares deliverable to any holder of HFG Shares that would otherwise be entitled to 0.5 or more of a fractional Cequence Share will be rounded up to the next whole number of Cequence Shares. The number of Cequence Shares deliverable to any holder of HFG Shares that would otherwise be entitled to less than 0.5 of a fractional Cequence Share will be rounded down to the next whole number of Cequence Shares. If a Shareholder deposits more than one certificate for HFG Shares which are taken up by Cequence, the number of Cequence Shares issuable to such Shareholder will be computed on the basis of the aggregate number of HFG Shares deposited by such Shareholder.

Lock-Up Agreements

Cequence has entered into the Lock-Up Agreements pursuant to which the Locked-Up Shareholders have agreed to tender to the Offer and not withdraw, except in certain circumstances, the HFG Shares beneficially owned by them, representing an aggregate of 53,950,400 HFG Shares, approximately 24% of the currently issued and outstanding HFG Shares (calculated on a diluted basis) or approximately 82% of the currently issued and outstanding HFG Shares (calculated on a diluted basis) not already held by or on behalf of Cequence or its affiliates or associates. See Section 4 of the Circular, “Lock-Up Agreements”.

Manner and Time of Acceptance

The Offer is open for acceptance until, but not later than, the Expiry Time.

Shareholders wishing to accept the Offer must deposit the certificates representing their HFG Shares, together with the properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof and all other documents required by the Letter of Transmittal, at the office of the Depositary specified in the Letter of Transmittal at or prior to the Expiry Time. Instructions are contained in the Letter of Transmittal which accompany this Offer to Purchase and Circular. Shareholders whose HFG Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their HFG Shares to the Offer. The office of the Depositary will be open during normal business hours until the Expiry Time.

If a Shareholder is unable to deposit certificates representing its HFG Shares in a timely manner, such Shareholder may accept the Offer by following the procedure for guaranteed delivery set forth in Sections 2 and 3 of the Offer to Purchase, “Time of Acceptance” and “Manner of Acceptance”.

Conditions

Notwithstanding any other provision of the Offer, Cequence reserves the right to withdraw or terminate the Offer and not take-up and pay for, or to extend the period of time during which the Offer is open and postpone taking up and paying for, any HFG Shares deposited under the Offer unless all of the conditions set forth in Section 4 of the Offer to Purchase, “Conditions of the Offer”, are satisfied or waived by Cequence. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn at least 90% of the outstanding HFG Shares (calculated on a diluted basis) not already held by or on behalf of Cequence or its affiliates or associates. All of such conditions are for the exclusive benefit of Cequence and may be waived by it, in its sole discretion, in whole or in part, at any time and from time to time, both before and after the Expiry Time without prejudice to any other rights that Cequence may have. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

Cequence Energy Ltd.

Cequence is a publicly traded Canadian energy company involved in the acquisition, exploitation, exploration, development and production of natural gas and crude oil in western Canada. The principal office of Cequence is located in Calgary, Alberta. See Section 1 of the Circular, “Cequence Energy Ltd.”.

HFG Holdings Inc.

HFG is a public corporation engaged in the exploration, development and production of petroleum and natural gas reserves in western Canada. The principal office of HFG is located in Calgary, Alberta. See Section 2 of the Circular, “HFG Holdings Inc.”.

The following members of the HFG management or the HFG Board are also members of the Cequence management and/or the Cequence Board and accordingly have abstained from voting for or against matters related to the Offer: Howard Crone (the Chief Executive Officer of HFG and the President and Chief Executive Officer of Cequence and a member of the Cequence Board), Hank Swartout (a member of the HFG Board and the Cequence Board) and F. Brenton Perry (a member of the HFG Board and the Cequence Board).

Purpose of the Offer and Plans Regarding the Acquisition of HFG Shares Not Deposited

The purpose of the Offer is to enable Cequence to acquire, directly or indirectly, all of the HFG Shares not already held by or on behalf of Cequence or its affiliates or associates. If Cequence acquires at least 90% of the HFG Shares not already held by or on behalf of Cequence or its affiliates or associates, Cequence will acquire the remaining HFG Shares pursuant to the compulsory acquisition procedures contained in Part 16 of the ABCA. If Cequence acquires less than 90% of the HFG Shares not already held by or on behalf of Cequence or its affiliates or associates, Cequence currently intends to avail itself of such other corporate actions or proceedings as may be legally available, including a Second Stage Transaction, to acquire the remaining HFG Shares without the consent of the holders thereof. See Section 13 of the Offer to Purchase, “Acquisition of HFG Shares Not Deposited”.

Reasons for the Offer

Management of Cequence believes acquiring all of the HFG Shares not currently held by or on behalf of Cequence or its affiliate or associates will result in a number of cost saving synergies, increased efficiencies in the development and exploitation of its interests in the Montney fairway as well as providing significant benefits to HFG Shareholders. In particular, Cequence believes it is a well capitalized company with increased liquidity and access to capital which will allow it to properly capitalize HFG’s assets. Cequence’s capital program is designed to ensure HFG satisfies its obligations to prevent its rights to certain lands from expiring as well as satisfying HFG’s estimated remaining $10.5 million flow-through obligation prior to the end of 2009. The Offer will also provide HFG Shareholders with the opportunity to hold Cequence Shares, which have increased liquidity compared to the HFG Shares.

Payment for Deposited HFG Shares

If all the conditions referred to in Section 4 of the Offer to Purchase, “Conditions of the Offer”, are satisfied or waived by Cequence at the Expiry Time, Cequence will become obligated to take-up and pay for all HFG Shares validly deposited under the Offer (and not properly withdrawn) as soon as possible, but in any event, not later than ten (10) days following the time at which it becomes entitled to take-up such HFG Shares under the Offer pursuant to applicable Securities Laws. Any HFG Shares deposited under the Offer after the date on which Cequence first takes up HFG Shares will be taken up and paid for not later than ten (10) days after such deposit. See Section 6 of the Offer to Purchase, “Take-up and Payment for Deposited HFG Shares”.

Stock Exchange Listings

The HFG Shares are listed and posted for trading on the TSXV under the symbol “HFG”. Cequence Shares are listed and posted for trading on the TSX under the symbol “CQE”. If the Offer is successful, it is the intention of Cequence to apply to delist the HFG Shares from the TSXV as soon as practicable after completion of the Offer, a Compulsory Acquisition or any Second Stage Transaction. See Section 14 of the Offer to Purchase, “Market Purchases and Sales of HFG Shares”.

Canadian Federal Income Tax Considerations

Shareholders should carefully read the information under “Canadian Federal Income Tax Considerations” in Section 17 of the Circular, which qualifies the information set forth below.

For Shareholders who are residents of Canada, the exchange of the HFG Shares for Cequence Shares should generally qualify as a share-for-share tax deferral under section 85.1 of the Tax Act unless a disposing holder elects to the contrary. This tax-deferred result will generally be automatic under section 85.1 of the Tax Act without any need to file tax elections

HFG Shareholders who are non-residents of Canada will generally not be subject to tax in Canada in respect of the exchange of their HFG Shares for Cequence Shares.

The foregoing is a brief summary of Canadian federal income tax consequences only. Shareholders are urged to read Section 17 of the Circular, “Canadian Federal Income Tax Considerations” and consult their own tax advisors to determine the particular tax consequences to them of an exchange of HFG Shares for Cequence Shares pursuant to the Offer or a disposition of HFG Shares pursuant to a Compulsory Acquisition or any Second Stage Transaction.

Depositary

Valiant Trust Company is acting as Depositary under the Offer. The Depositary will receive deposits of certificates representing the HFG Shares and accompanying Letters of Transmittal as well as Notices of Guaranteed Delivery at its office specified in the Letter of Transmittal and the Notice of Guaranteed Delivery.

The Depositary will be responsible for giving certain notices, if required, and for making payment for all HFG Shares purchased by Cequence under the Offer. Questions and requests for assistance may be directed to the Depositary at the contact numbers listed on the back cover of this document.

No brokerage fees or commissions will be payable by any Shareholder who deposits HFG Shares directly with the Depositary. Shareholders should contact the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing HFG Shares with the Depositary.

See Sections 2, 3 and 6 of the Offer to Purchase, “Time of Acceptance”, “Manner of Acceptance” and “Take-up and Payment for Deposited HFG Shares” and Section 18 of the Circular, “Depositary”.

OFFER TO PURCHASE

TO:    HOLDERS OF COMMON SHARES OF HFG HOLDINGS INC.

1. THE OFFER

Cequence hereby offers to purchase, during the Offer Period, on and subject to the terms and conditions hereinafter specified, all of the outstanding HFG Shares not already held by or on behalf of Cequence or its affiliates or associates, including any HFG Shares which may become outstanding on the exercise of HFG Options or other rights to purchase HFG Shares, on the basis of, for each HFG Share deposited under the Offer, 0.04 of a Cequence Share.

The Offer is made only for HFG Shares not already held by or on behalf of Cequence or its affiliates or associates and is not made for any HFG Options or any other existing rights to acquire HFG Shares. Any holder of HFG Options or other rights who wishes to accept the Offer must, to the extent permitted thereby and hereby, exercise or convert such options or other rights, as the case may be, in order to obtain certificates representing HFG Shares and deposit such HFG Shares in accordance with the Offer. See Section 5 of the Circular, “HFG Options”.

The obligation of Cequence to take-up and pay for HFG Shares pursuant to the Offer is subject to various conditions. See Section 4 of the Offer to Purchase, “Conditions of the Offer”. If such conditions are met or waived, Cequence will take-up and pay for the HFG Shares duly deposited and not withdrawn under the Offer in accordance with the terms of the Offer. All of the terms and conditions of the Offer may be waived or modified (subject to applicable law) by Cequence without prejudice to any other right which Cequence may have, by notice in writing delivered to the Depositary at its principal office in Calgary, Alberta.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Cequence or its agents may, in their sole discretion, take such action as they may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

The Offer is open for acceptance until 5:00 p.m. (Calgary time) on November 12, 2009, subject to certain rights of extension and withdrawal. See Sections 5 and 7 of the Offer to Purchase, “Variation of Terms or Change in Information in the Offer to Purchase or Circular” and “Withdrawal of Deposited HFG Shares”.

No fee or commission will be payable by Shareholders who accept the Offer by depositing their HFG Shares directly to the Depositary to accept the Offer. See Section 18 of the Circular, “Depositary”.

The Offer Documents collectively comprise, are incorporated into and form part of, the Offer and contain important information which should be read carefully before making a decision with respect to the Offer.

2. TIME OF ACCEPTANCE

The Offer is open for acceptance until, but not later than, 5:00 p.m. (Calgary time) on November 12, 2009, or until such time and date to which the Offer may be extended by Cequence at its discretion unless withdrawn by Cequence.

3. MANNER OF ACCEPTANCE

Letter of Transmittal

The Offer may be accepted by delivering to the Depositary at its office listed in the Letter of Transmittal so as to arrive there not later than the Expiry Time:

(a)	the certificate or certificates representing the HFG Shares in respect of which the Offer is being accepted;

(b)	the Letter of Transmittal in the form accompanying the Offer to Purchase, or a facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and

(c)	all other documents required by the instructions set out in the Letter of Transmittal.

Unless the procedures for guaranteed delivery set forth below are used, the Offer will not be validly accepted unless the Depositary actually receives these documents at its office listed in the Letter of Transmittal on or before the Expiry Time.

If the certificate or certificates representing HFG Shares are not available for deposit prior to the Expiry Time, Shareholders may accept the Offer by complying with the procedures for guaranteed delivery set forth below in this Section 3.

Except as otherwise provided in the instructions to the Letter of Transmittal, all signature(s) on a Letter of Transmittal and on certificates representing HFG Shares and, if necessary, on the Notice of Guaranteed Delivery, must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered owner(s) of the HFG Shares deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal, then the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s), with the signature(s) on the endorsement panel or securities transfer power of attorney guaranteed by an Eligible Institution.

Procedures for Guaranteed Delivery

If a Shareholder wishes to deposit HFG Shares pursuant to the Offer and: (i) the certificates representing such HFG Shares are not immediately available; or (ii) such Shareholder cannot deliver the certificates and all other required documents to the Depositary prior to the Expiry Time, such HFG Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a)	such deposit is made by or through an Eligible Institution;

(b)	a properly completed and duly executed Notice of Guaranteed Delivery, or a manually signed facsimile thereof, is received by the Depositary at its Calgary office set forth in the Notice of Guaranteed Delivery on or prior to the Expiry Time; and

(c)	the certificate(s) representing deposited HFG Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, relating to the HFG Shares and all other documents required by the Letter of Transmittal are received by the Depositary at its Calgary office set forth in the Notice of Guaranteed Delivery on or before 5:00 p.m. (Calgary time) on the third trading day on the TSXV after the Expiry Date.

In each Notice of Guaranteed Delivery, an Eligible Institution must guarantee delivery of the certificate or certificates representing the HFG Shares referenced therein, as set forth in paragraph (c) above. The Notice of Guaranteed Delivery may be delivered by hand or courier or transmitted by facsimile transmission or mailed to the Depositary so as to be received by the Depositary at its office in Calgary, Alberta no later than the Expiry Time.

General

In all cases, payment for the HFG Shares deposited and taken up by Cequence will be made only after the timely receipt of the certificates representing the HFG Shares, together with a properly completed and duly executed Letter of Transmittal, or facsimile thereof, relating to such HFG Shares with the signatures guaranteed by an Eligible Institution, if required, in accordance with the instructions to the Letter of Transmittal, and any other required documents.

The method of delivery of the Letter of Transmittal, certificates representing the HFG Shares and all other required documents is at the option and risk of the person depositing the same. Cequence recommends that such documents be delivered by hand to the Depositary and a receipt obtained or if mailed, that registered mail be used and that proper insurance be obtained.

Shareholders whose HFG Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their HFG Shares to the Offer.

The execution of a Letter of Transmittal by a Shareholder irrevocably constitutes and appoints any officer of Cequence, and each of them and any other person designated by Cequence in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of such Shareholder with respect to the HFG Shares deposited under the Letter of Transmittal which are taken up and paid for under the Offer (the “Purchased Shares”) and with respect to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Shares on or after October 6, 2009 (collectively, the “Other Securities”) effective on and after the date that Cequence takes up and pays for the Purchased Shares (the “Effective Date”), with full power of substitution, in the name of and on behalf of such Shareholder (such power of attorney being deemed to be an irrevocable power coupled with an interest): (i) to register or record, transfer and enter the transfer of Purchased Shares and any Other Securities on the appropriate register of holders maintained by HFG; and (ii) except as otherwise may be agreed, to exercise any and all of the rights of the holder of the Purchased Shares and/or any Other Securities, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Shares and Other Securities, revoke any such instrument, authorization, or consent given prior to, on or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of such Shareholder in respect of such Purchased Shares and/or Other Securities for all purposes, including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournment or adjournments thereof) of holders of HFG Shares, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Shares and/or Other Securities, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Purchased Shares and/or Other Securities.

Furthermore, a holder of Purchased Shares and/or Other Securities who executes a Letter of Transmittal agrees, effective on and after the Effective Date, not to vote any of the Purchased Shares and/or Other Securities at any meeting (whether annual, special or otherwise and any adjournments) of holders of securities of HFG and, except as otherwise may be agreed, not to exercise any or all of the other rights or privileges attached to the Purchased Shares and/or Other Securities, and agrees to execute and deliver to Cequence any and all instruments of proxy, authorizations or consents in respect of the Purchased Shares and/or Other Securities and to designate in any such instruments of proxy the person or persons specified by Cequence as the proxy or the proxy nominee or nominees of the holder in respect of the Purchased Shares and/or Other Securities. Upon such appointment, all prior proxies given by the holder of such Purchased Shares and/or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto. A holder of Purchased Shares and/or Other Securities who executes a Letter of Transmittal covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares and/or Other Securities to Cequence and acknowledges that all authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of the holder and shall survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder.

The deposit of HFG Shares pursuant to the procedures set forth in this Offer will constitute a binding agreement between the depositing Shareholder and Cequence upon the terms and subject to the conditions of the Offer, including the depositing Shareholder’s representation and warranty that: (i) such Shareholder has full power and authority to deposit, sell, assign and transfer the HFG Shares (and any Other Securities) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of the HFG Shares to any other person; (ii) such Shareholder owns the HFG Shares (and any Other Securities) being deposited within the meaning of applicable Securities Laws; (iii) the deposit of such HFG Shares (and any Other Securities) complies with applicable Securities Laws; and (iv) when such HFG Shares (and any Other Securities) are taken up and paid for by Cequence, Cequence will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any HFG Shares and accompanying documents deposited pursuant to the Offer will be determined by Cequence in its sole discretion. Shareholders agree that such determination shall be final and binding. Cequence reserves the absolute right to reject any and all deposits which Cequence determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. Cequence reserves the absolute right to waive any defect or irregularity in any deposit of any HFG Shares and accompanying documents. There shall be no duty or obligation on Cequence, the Depositary or any other person to give notice of any defect or irregularity in any deposit, and no liability shall be incurred by any of them for failure to give any such notice. Cequence’s interpretation of the terms and conditions of the Offer (including the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery) shall be final and binding. Cequence reserves the right to permit the Offer to be accepted in a manner other than that set out above.

4. CONDITIONS OF THE OFFER

Notwithstanding any other provision of the Offer, Cequence reserves the right to withdraw or terminate the Offer and not take-up and pay for, or to extend the period of time during which the Offer is open and postpone taking up and paying for any HFG Shares deposited under the Offer unless all of the following conditions are satisfied or waived by Cequence:

(a)	at the Expiry Time, and at the time Cequence first takes up HFG Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least 90% of the outstanding HFG Shares (calculated on a diluted basis) not already held by or on behalf of Cequence or its affiliates or associates;

(b)	all requisite governmental and regulatory and third party approvals, orders, rulings, exemptions and consents (including, without limitation, those of any stock exchange or Securities Authorities) shall have been obtained on terms and conditions satisfactory to Cequence and all applicable statutory or regulatory waiting periods shall have expired or been terminated and no objection or opposition shall have been filed, initiated or made by any governmental agency or regulatory authority during any applicable statutory or regulatory period which shall not have been withdrawn, deleted or overcome which has or will likely have a material adverse effect on the ability of Cequence to complete the Offer or any Second Stage Transaction;

(c)	(i) no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by any private person in Canada or elsewhere, whether or not having the force of law; (ii) no law, regulation or policy (including applicable tax laws and regulations in those jurisdictions in which HFG carries on business) shall have been proposed, enacted, promulgated, amended or applied; and (iii) no decision, adjudication, judgment or ruling shall have been provided by any domestic or foreign court or tribunal or government agency or other regulatory authority or administrative agency or commission, which in any case, in the sole judgment of Cequence:

(A)	has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by, or the sale to, Cequence of the HFG Shares or the right of Cequence to own or exercise full rights of ownership of the HFG Shares, or

(B)	has had, or if the Offer was consummated would result in, a material adverse effect on HFG or, in the case of (ii) above, would have a material adverse effect on Cequence’s ability to complete the Offer or has a material adverse effect on the completion of any Second Stage Transaction, as determined by Cequence in its sole discretion;

(d)	the TSX shall have conditionally approved the listing of Cequence Shares to be issued pursuant to the Offer on terms satisfactory to Cequence;

(e)	Cequence shall have determined in its sole discretion, that there shall not exist any prohibition at law against Cequence making the Offer or taking up and paying for all of the HFG Shares under the Offer, completing a Compulsory Acquisition or any Second Stage Transaction in respect of any HFG Shares not acquired under the Offer;

(f)	the Lock-Up Agreements shall have not been terminated;

(g)	Cequence shall have determined, in its sole judgment, that HFG has not suffered or incurred any material adverse effect and that no result, occurrence, fact, change, event or effect has occurred which, individually or in the aggregate, could be expected to cause HFG to suffer or incur a material adverse effect;

(h)	Cequence shall have determined, in its sole judgment, that neither HFG nor any of its affiliates or associates has taken or proposed to take any action, or publicly disclosed that it intends to take any action, and Cequence shall not have otherwise learned of any previous action taken by HFG or any of its affiliates or associates or any material fact which had not been publicly disclosed, which, in the sole judgment of Cequence, might make it inadvisable for Cequence to proceed with the Offer and/or with taking up and paying for all of the HFG Shares under the Offer, completing a Compulsory Acquisition or any Second Stage Transaction, or that would be materially adverse to the business of HFG or to the value of the HFG Shares to Cequence; including, without limiting the generality of the foregoing: (i) any action with respect to any agreement, proposal, offer or understanding relating to any material sale, disposition or other dealing with any of the assets or contracts (including operatorships) of HFG; (ii) any issuance of securities (other than exercise of HFG Options outstanding on the date hereof); (iii) any material acquisition from a third party of assets or securities by HFG; (iv) any take-over bid (other than the Offer), amalgamation, statutory arrangement, capital reorganization, merger, business combination or similar transaction involving HFG; (v) any material tax liabilities; (vi) any material capital expenditure by HFG not in the ordinary course of business; (vii) any change of a material nature to the compensation paid by HFG to their directors, officers or employees; or (viii) any action with respect to any agreement or arrangement with its directors, officers or employees with respect to change of control or severance arrangements;

(i)	there shall not have occurred any actual or threatened change of any nature whatsoever (including any proposal by the Minister of Finance (Canada) to amend the Tax Act, as amended, or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that, in the sole judgment of Cequence, directly or indirectly, has or may have material adverse significance with respect to the business or operations of HFG, or with respect to the regulatory regime applicable to their businesses and operations, with respect to completing a Compulsory Acquisition or any Second Stage Transaction;

(j)	Cequence shall have determined, in its sole judgment, that no covenant, term or condition exists in any instrument or agreement to which HFG is a party or to which they or any of their assets are subject (including, but not limited to, any default that might ensue as a result of Cequence taking up and paying for HFG Shares deposited under the Offer) which might make it inadvisable for Cequence to proceed with the Offer or to take-up and pay for HFG Shares deposited under the Offer;

(k)	there shall not have occurred: (i) any general suspension of trading in, or limitation on prices for, securities on any United States or Canadian national securities exchange or in the over-the-counter market; (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Canada (whether or not mandatory); (iii) a commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or Canada; (iv) any limitation (whether or not mandatory) by any United States or Canadian governmental or regulatory authority on the extension of credit by banks or other financial institutions; or (v) in the case of any of the foregoing existing as of the date of the Offer, a material acceleration or worsening thereof;

(l)	Cequence shall have determined, in its sole judgment, that no material right, franchise or licence of HFG has been impaired (or threatened to be impaired) or adversely affected (or threatened to be adversely affected), whether as a result of the making of the Offer, the taking up and paying for HFG Shares deposited under the Offer or otherwise, and no other change or event has occurred which might make it inadvisable for Cequence to proceed with the Offer or with taking up and paying for HFG Shares deposited thereunder; and

(m)	Cequence shall not have become aware of any untrue statement of material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of HFG with any securities regulatory authority or other governmental authority including, without limitation, any annual information form, financial statements, material change report, press release or management proxy circular or in any documents so filed or released by HFG to the public.

The foregoing conditions are for the exclusive benefit of Cequence. Cequence may assert any of the foregoing conditions regardless of the circumstances giving rise to such assertion (including the action or inaction of Cequence). Cequence may, in its sole discretion, waive any of the foregoing conditions, in whole or in part at any time and from time both before and after the Expiry Time, in its discretion, without prejudice to any other rights which Cequence may have. The failure by Cequence at any time to exercise or assert any of the foregoing rights shall not be deemed to be a waiver of any such right and each such right shall be deemed an ongoing right which may be exercised or asserted at any time and from time to time. Any determination by Cequence concerning the events described in this Section 4 will be final and binding upon all parties by Cequence.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by Cequence to that effect to the Depositary at its principal office in Calgary, Alberta. Cequence, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal, shall cause the Depositary, if required by law, as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 11 of the Offer to Purchase, “Notice” and shall provide a copy of the aforementioned notice to the TSXV. If the Offer is withdrawn, Cequence shall not be obligated to take-up and pay for any of the HFG Shares deposited under such Offer and all certificates for deposited HFG Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents will promptly be returned at Cequence’s expense to the parties by whom they were deposited.

5. VARIATION OF TERMS OR CHANGE IN INFORMATION IN THE OFFER TO PURCHASE OR CIRCULAR

The Offer is open for acceptance until, but not after, the Expiry Time unless withdrawn or extended.

Cequence may, in its sole discretion, at any time and from time to time during the Offer Period (or otherwise as permitted by applicable law), vary the terms and conditions of the Offer (which variation may include an extension of the Expiry Time).

Cequence reserves the right, in its sole discretion, at any time and from time to time prior to or at the Expiry Time (or otherwise as permitted by applicable law), to extend the Offer by fixing a new Expiry Date or to vary the terms of the Offer, in each case by giving written notice or other communication confirmed in writing of such extension or variation to the Depositary at its principal office in Calgary, Alberta. Cequence, forthwith after giving any such notice or communication, shall make a public announcement of the extension or variation, shall cause the Depositary as soon as practicable thereafter to provide a copy of such notice or communication in the manner set forth in Section 11 of the Offer to Purchase, “Notice”, to all Shareholders whose HFG Shares have not been taken up at the date of the extension or variation and shall provide a copy of the aforementioned notice to the TSXV. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Calgary, Alberta.

Notwithstanding the foregoing, the Offer may not be extended by Cequence if all of the terms and conditions of the Offer, excluding those waived by Cequence, have been fulfilled or complied with unless Cequence first takes up all HFG Shares then deposited under the Offer and not withdrawn.

Where the terms of the Offer are varied, the Offer shall not expire before ten (10) days after the Notice of Variation in respect of such variation has been given to HFG Shareholders unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by applicable Canadian courts or securities regulatory authorities.

If at any time before the Expiry Time, or at any time after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer to Purchase or the Circular, each as amended from time to time, that would reasonably be expected to affect the decision of a holder of the HFG Shares that are the subject of the Offer to accept or reject the Offer (other than a change that is not within the control of Cequence or of an affiliate of Cequence), Cequence will give written notice of such change to the Depositary at its principal office in Calgary, and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 11 of the Offer to Purchase “Notice” to all holders of such HFG Shares whose HFG Shares have not been taken up pursuant to the Offer at the date of the occurrence of the change, if required by applicable law. Cequence will as soon as practicable after giving notice of a change in information to the Depositary make a public announcement of the change in information and shall provide a copy of the aforementioned notice to the TSXV. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Calgary.

During any such extension or in the event of any variation, all HFG Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by Cequence in accordance with the terms hereof, subject to, among other things, Section 6 of the Offer to Purchase, “Take-up and Payment for Deposited HFG Shares”, and to Section 7 of the Offer to Purchase, “Withdrawal of Deposited HFG Shares”. An extension of the Offer Period or a variation of the Offer does not constitute a waiver by Cequence of its rights under Section 4 of the Offer to Purchase, “Conditions of the Offer”. If the consideration being offered for the HFG Shares under the Offer is increased, the increased consideration will be paid to all applicable depositing Shareholders whose HFG Shares are taken up under the Offer whether or not such HFG Shares are taken up by Cequence before such variation.

6. TAKE-UP AND PAYMENT FOR DEPOSITED HFG SHARES

Upon the terms and subject to the conditions of the Offer, Cequence will take-up HFG Shares validly deposited under the Offer and not withdrawn pursuant to Section 7 of the Offer to Purchase, “Withdrawal of Deposited HFG Shares”, as soon as practicable, but in any event not later than ten (10) days after the Expiry Time. Cequence is obligated to pay for HFG Shares that it has taken up as soon as possible, and in any event not later than the earlier of three (3) Business Days after the HFG Shares are taken up and ten (10) days after the Expiry Time.

Any HFG Shares deposited under the Offer after the first date on which Cequence first takes up HFG Shares under the Offer will be taken up and paid for not later than ten (10) days after such deposit.

Subject to applicable law, Cequence expressly reserves the right in its sole discretion to delay taking up or paying for any HFG Shares or to terminate the Offer and not take-up or pay for any HFG Shares if any condition specified in Section 4 of the Offer to Purchase, “Conditions of the Offer”, is not satisfied or waived by Cequence, in whole or in part, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Calgary, Alberta. Cequence also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for HFG Shares in order to comply, in whole or in part, with any applicable law. Cequence will not, however, take-up and pay for any HFG Shares deposited under the Offer unless Cequence simultaneously takes up and pays for all HFG Shares then validly deposited under the Offer. Cequence will be deemed to have taken up and accepted for payment HFG Shares validly deposited and not withdrawn pursuant to the Offer if, as and when Cequence gives written notice or other communication confirmed in writing to the Depositary at its principal office in Calgary, Alberta of its acceptance for payment of such HFG Shares pursuant to the Offer.

Cequence will pay for HFG Shares validly deposited under the Offer and not withdrawn by providing the Depositary with a direction to issue to, or on behalf of each such Shareholder, Cequence Shares on the basis set forth in Section 1 of the Offer to Purchase, “The Offer”, for delivery to Shareholders who have tendered and not withdrawn their HFG Shares under the Offer.

No fractional Cequence Shares will be issued. The number of Cequence Shares deliverable to any holder of HFG Shares that would otherwise be entitled to 0.5 or more of a fractional Cequence Share will be rounded up to the next whole number of Cequence Shares. The number of Cequence Shares deliverable to any holder of HFG Shares that would otherwise be entitled to less than 0.5 of a fractional Cequence Share will be rounded down to the next whole number of Cequence Shares. If a Shareholder deposits more than one certificate for HFG Shares which are taken up by Cequence, the number of Cequence Shares issuable to such Shareholder will be computed on the basis of the aggregate number of HFG Shares deposited by such Shareholder.

Under no circumstances will interest accrue or be paid by Cequence or the Depositary to persons depositing HFG Shares on the consideration provided for the HFG Shares purchased by Cequence, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited HFG Shares in acceptance of the Offer for the purposes of receiving payment from Cequence and transmitting payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by Shareholders who have deposited and not withdrawn their HFG Shares pursuant to the Offer.

Settlement will be made by the Depositary forwarding the certificate representing Cequence Shares to which that person is entitled provided that the person is a resident of a province of Canada or another jurisdiction in which Cequence Shares may be lawfully delivered, without further action by Cequence or on a basis acceptable to Cequence in its sole discretion. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the certificates representing Cequence Shares will be issued in the name of the registered holder of the HFG Shares deposited. Unless the person depositing the HFG Shares instructs the Depositary to hold the certificates representing Cequence Shares for pick up by checking the appropriate box in the Letter of Transmittal, certificates representing Cequence Shares will be forwarded by first class insured mail to such persons at the address specified in the Letter of Transmittal. If no address is specified, certificates representing Cequence Shares will be forwarded to the address of the Shareholder as shown on the registers maintained by HFG. Certificates mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

If any deposited HFG Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more HFG Shares than the Shareholder desires to deposit, a certificate for HFG Shares not purchased will be returned, without expense, to the depositing Shareholder as soon as practicable following the Expiry Time or withdrawal or early termination of the Offer.

Depositing Shareholders will not be obligated to pay any brokerage fees or commissions if they accept the Offer by depositing their HFG Shares directly with the Depositary to accept the Offer. See Section 18 of the Circular “Depositary”.

7. WITHDRAWAL OF DEPOSITED HFG SHARES

Except as otherwise stated in this Section 7 of the Offer to Purchase, all deposits of HFG Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable law, any HFG Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)	at any time before the HFG Shares have been taken up by Cequence;

(b)	at any time before the expiration of ten (10) days from the date upon which either:

(i)	a notice of change relating to a change which has occurred in the information contained in the Offer to Purchase or the Circular, each as may be varied or amended from time to time, which change would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of Cequence or of an affiliate of Cequence unless it is a change in a material fact relating to the Cequence Shares) in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights to withdraw the HFG Shares deposited under the Offer, or

(ii)	a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the HFG Shares where the time for deposit is extended for a period not later than ten (10) days after the date of the notice of variation);

is mailed, delivered or otherwise properly communicated, but only if such deposited HFG Shares have not been taken up by Cequence before the date of the notice of change or notice of variation, as the case may be, and subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or Securities Authorities; or

(c)	if the HFG Shares have not been paid for by Cequence within three (3) Business Days after having been taken up.

If Cequence waives any terms or conditions of the Offer and extends the Offer in circumstances where the rights of withdrawal set forth in Section 7(b) above are applicable, the Offer shall be extended without Cequence first taking up the HFG Shares that are subject to the rights of withdrawal.

Withdrawals of HFG Shares deposited to the Offer must be effected by a written notice of withdrawal made by or on behalf of the depositing Shareholder to the Depositary and must be received by the Depositary at the place of deposit of the applicable HFG Shares within the time limits indicated above. Notice of withdrawal must: (a) be made by a method, including a manually signed facsimile transmission, that provides the Depositary with a written or printed copy; (b) be signed by the person who signed the Letter of Transmittal accompanying, or the Notice of Guaranteed Delivery in respect of, the HFG Shares that are to be withdrawn; and (c) specify such person’s name, the number of HFG Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the HFG Shares to be withdrawn. The withdrawal will take effect upon receipt by the Depositary of the properly completed notice of withdrawal. Any signature on the notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions set out in such letter), except in the case of HFG Shares deposited for the account of an Eligible Institution. None of Cequence, the Depositary or any other person will be under any duty to give notice of any defect or irregularity in any notice of withdrawal or shall incur any liability for failure to give such notice.

Withdrawals may not be rescinded and any HFG Shares withdrawn will thereafter be deemed not validly deposited for purposes of the Offer. However, withdrawn HFG Shares may be re-deposited at any time at or prior to the Expiry Time by again following one of the procedures described in Section 3 of the Offer to Purchase, “Manner of Acceptance”.

If Cequence is delayed in taking up or paying for HFG Shares or is unable to take-up or pay for HFG Shares for any reason, then, without prejudice to Cequence’s other rights, HFG Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 7 or pursuant to applicable laws.

All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by Cequence in its sole discretion, and such determination will be final and binding.

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission in certain circumstances. See Section 22 of the Circular, “Statement of Rights”.

Notwithstanding the foregoing provisions of this Section 7, the rights of withdrawal of HFG Shares deposited under the Offer by the Locked-Up Shareholders are subject to the terms and conditions of the Lock-Up Agreements.

8. RETURN OF HFG SHARES

If any deposited HFG Shares are not taken up and paid for by Cequence under the Offer for any reason whatsoever, or if certificates are submitted by a Shareholder for more HFG Shares than are deposited, certificates for HFG Shares not deposited will be returned at Cequence’s expense by either sending new certificates representing HFG Shares not purchased or returning the deposited certificates (and other relevant documents). The certificates and other relevant documents will be forwarded by first class insured mail in the name of and to the address of the depositing Shareholder specified in the Letter of Transmittal or, if no such name or address is so specified, then in such name and to such address of such Shareholder as shown on the registers maintained by HFG, as soon as practicable following the Expiry Time or withdrawal or termination of the Offer.

9. CHANGES IN CAPITALIZATION, DIVIDENDS, DISTRIBUTIONS AND LIENS

If, on or after the date of the Offer, HFG should subdivide or consolidate any of the HFG Shares or otherwise change any of the HFG Shares or its capitalization, or shall disclose that it has taken or intends to take any such action, then Cequence may, in its sole discretion, and without prejudice to its rights under Section 4 of the Offer to Purchase, “Conditions of the Offer”, make such adjustments as it considers appropriate to the terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefore) to reflect any such subdivision, consolidation or other change.

HFG Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by Cequence free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of the HFG Shares on or after the date of the Offer. If HFG should declare or pay or make any dividend, or make any other distribution on or issue any rights with respect to any of the HFG Shares which is or are payable or distributable to the Shareholders of record on a record date which is following acceptance thereof for purchase pursuant to the Offer and prior to the date of transfer of HFG Shares into the name of Cequence or its nominee or transferee on HFG’s share register, then the whole of any such dividend, distribution or right shall be received and held by the depositing Shareholder for the account of Cequence and shall be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of Cequence, accompanied by appropriate documentation of transfer. Pending such remittance, Cequence will be entitled to all rights and privileges as owner of any such dividend, distribution or right, and may withhold the cheques payable by Cequence pursuant to the Offer or reduce the amount of cash payable in respect of the amount or value thereof, as determined by Cequence in its sole discretion.

10. MAIL SERVICE INTERRUPTION

Notwithstanding the other provisions of the Offer Documents, certificates representing HFG Shares to be returned will not be mailed if Cequence determines, in its sole judgment, that delivery thereof by mail may be delayed. Persons entitled to certificates representing Cequence Shares and certificates representing HFG Shares which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing HFG Shares in respect of which such certificates representing Cequence Shares are being issued were deposited upon application to the Depositary until such time as Cequence has determined that delivery by mail will no longer be delayed. Notice of any determination by Cequence not to mail as a result of mail service delay or interruption will be given in accordance with Section 11 of the Offer to Purchase, “Notice”. Notwithstanding Section 6 of the Offer to Purchase, “Take-up and Payment for Deposited HFG Shares”, the deposit of certificates representing Cequence Shares with the Depositary for delivery to depositing Shareholders in such circumstances shall constitute delivery to the persons entitled thereto and the HFG Shares shall be deemed to have been paid for immediately upon such deposit.

11. NOTICE

Without limiting any other lawful means of giving notice, any notice which may have been given or caused to be given by Cequence or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid or sent by pre-paid courier to the registered holders of HFG Shares at their addresses as shown on the registers maintained by HFG and will be deemed to have been received on the first day following the date of mailing or sending by courier which is a Business Day. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of postal service in Canada or the United States following mailing. In the event of any interruption of mail service following mailing, Cequence intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada or the United States or elsewhere are not open for the deposit of mail or there is reason to believe that there is or could be a disruption in all or part of the postal service, any notice which Cequence or the Depositary may give or cause to be given under the Offer, except as otherwise provided herein, will be deemed to have been properly given and to have been received by holders of HFG Shares, if: (i) it is given to the TSXV for dissemination though its facilities; (ii) it is published once in the national edition of The Globe and Mail or The National Post, provided that if the national edition of The Globe and Mail or The National Post is not being generally circulated, publication thereof shall be made in any other daily newspaper of general circulation published in the cities of Calgary, Alberta and Toronto; Ontario; and (iii) it is distributed through the facilities of CNW Group.

Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at that particular office at the address provided in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

12. EXEMPTION FROM VALUATION REQUIREMENTS

The Offer is an “insider bid” within the meaning of certain Canadian provincial securities legislation and MI 61-101, as Cequence beneficially owns more than 10% of the HFG Shares. The applicable securities legislation and regulatory policies require that a formal valuation of the securities that are the subject of the bid be prepared by an independent valuator and filed with the applicable securities regulatory authority and that a summary of the formal valuation and an outline of every prior valuation of the offeree issuer made within twenty-four (24) months preceding the date of the Offer, including a description of the source and circumstances under which it was made, be included in the take-over bid circular in respect of the “insider bid” (collectively, the “Valuation Requirements”), unless there is an exemption from the Valuation Requirements available under MI 61-101.

Cequence is relying on the exemption (the “Exemption”) from the Valuation Requirements set forth in Section 2.4(1)(b) of MI 61-101. Cequence’s reliance on the Exemption is based on the factors set forth below.

The consideration per HFG Share offered under the Offer is at least equal in value to and in the same form as the consideration agreed to with the Locked-Up Shareholders and Cequence has included the required disclosure in the Offer to Purchase and Circular regarding the valuation exemption upon which Cequence is relying and the facts supporting that reliance. Cequence and the Locked-Up Shareholders have, through arm’s length negotiations, entered into the Lock-Up Agreements. Pursuant to the Lock-Up Agreements, the Locked-Up Shareholders, which are not joint actors with Cequence, have agreed, subject to certain conditions, to tender all of their HFG Shares to the Offer, collectively representing approximately 24% of the currently issued and outstanding HFG Shares (calculated on a diluted basis) or approximately 82% of the currently issued and outstanding HFG Shares (calculated on a diluted basis) not already held by or on behalf of Cequence or its affiliates or associates, and UTA Asset Management, one of the Locked-Up Shareholders, beneficially owns or controls approximately 18% of the currently issued and outstanding HFG Shares.

Cequence reasonably believes, after reasonable inquiry, and each Locked-Up Shareholder has acknowledged and agreed in their respective Lock-Up Agreement, that at the time the Lock-Up Agreements were entered into: (i) each of the Locked-Up Shareholders had full knowledge and access to information concerning HFG and its securities; and (ii) any factors peculiar to a Locked-Up Shareholder, including non-financial factors, that were considered relevant by that Locked-Up Shareholder in assessing the consideration did not have the effect of reducing the price that would otherwise have been considered acceptable by that Locked-Up Shareholder.

At the time the Lock-Up Agreements were entered into, Cequence acknowledged and agreed in the Lock-Up Agreements that: (i) it did not know of any material information in respect of HFG or the HFG Shares that had not been generally disclosed and if generally disclosed, could have reasonably been expected to increase the agreed consideration; and (ii) it did not know, after reasonable inquiry, of any material information in respect of HFG or the HFG Shares that has not been generally disclosed and could reasonably be expected to increase the agreed consideration under the Offer.

Cequence does not know, after reasonable inquiry, of any material information with respect to HFG or the HFG Shares since the entering into of the Lock-Up Agreements that has not been generally disclosed and could reasonably be expected to increase the value of the HFG Shares.

To the knowledge of Cequence and its directors and senior officers, after reasonable inquiry, no prior valuation (as such term is defined in MI 61-101) has been made in respect of HFG in the last twenty-four (24) months before the date of the Offer to Purchase and Circular.

13. ACQUISITION OF HFG SHARES NOT DEPOSITED

Compulsory Acquisition

If, by the Expiry Time or within one hundred and twenty (120) days after the date of the Offer, whichever period is shorter, the Offer has been accepted by the holders of not less than 90% of the HFG Shares other than HFG Shares held at the date of the Offer by or on behalf of Cequence or its affiliates or associates, and Cequence acquires such deposited HFG Shares, then Cequence intends to acquire, pursuant to the provisions of Part 16 of the ABCA, the remaining HFG Shares held by each Shareholder who did not accept the Offer and any person who subsequently acquires any such HFG Shares (a “Dissenting Offeree”) on the same terms as the HFG Shares acquired under the Offer (a “Compulsory Acquisition”).

To exercise this statutory right, Cequence must give notice (the “Cequence’s Notice”) to the Dissenting Offerees of such acquisition within sixty (60) days after the termination of the Offer and in any event within one hundred eighty (180) days after the date of the Offer. Within twenty (20) days after sending Cequence’s Notice, Cequence must pay or transfer to HFG the amount of money or other consideration Cequence would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees.

Within twenty (20) days after receipt of Cequence’s Notice, each Dissenting Offeree must send the certificates evidencing the HFG Shares held by such Dissenting Offeree to HFG and must elect either to transfer such HFG Shares to Cequence on the terms on which Cequence acquired HFG Shares under the Offer or to demand payment of the fair value of the HFG Shares by so notifying Cequence. If the Dissenting Offeree fails to notify Cequence within the applicable time period, the Dissenting Offeree will be deemed to have elected to transfer its HFG Shares to Cequence on the same terms that Cequence acquired the HFG Shares under the Offer.

If a Dissenting Offeree has elected to demand payment of the fair value of its HFG Shares Cequence may apply to the Court of Queen’s Bench of Alberta (the “Court”) to fix the fair value of the HFG Shares of that Dissenting Offeree. If Cequence fails to apply to the Court within twenty (20) days after it made the payment or transferred the other consideration to HFG, the Dissenting Offeree may then apply to the court within a further period of twenty (20) days to have the Court fix the fair value. If no such application is made by the Dissenting Offeree or Cequence within such periods, the Dissenting Offeree will be deemed to have elected to transfer its HFG Shares to Cequence on the same terms that Cequence acquired HFG Shares from the Shareholders who accepted the Offer. Any judicial determination of the fair value of the HFG Shares could be more or less than the amounts paid pursuant to the Offer.

The foregoing is only a summary of the right of Compulsory Acquisition which may become available to Cequence. The summary is not intended to be complete and is qualified in its entirety by the provisions of Part 16 of the ABCA. Shareholders should refer to Part 16 of the ABCA for the full text of the relevant statutory provisions, and those who wish to be better informed about these provisions should consult their legal advisors. The provisions of Part 16 of the ABCA are complex and require strict adherence to notice and timing provisions, failing which such rights may be lost or altered.

Second Stage Transaction

If Cequence takes up and pays for HFG Shares validly deposited pursuant to the Offer, and if the foregoing statutory right of Compulsory Acquisition described above is not available for any reason or Cequence elects not to pursue such right, Cequence intends to acquire the remainder of the HFG Shares as soon as practicable by way of a Second Stage Transaction. Cequence will seek to cause a special meeting of the holders of HFG Shares to be called in order to consider and effect a Second Stage Transaction. Depending upon the nature and terms of the Second Stage Transaction, the approval of at least two-thirds of the votes cast by holders of the outstanding shares of the relevant class and the approval of a majority of the votes cast by “minority” holders of such shares may be required at a meeting duly called and held for the purpose of approving the Second Stage Transaction. Cequence will cause HFG Shares acquired under the Offer to be voted in favour of such a transaction. The timing and details of any such Second Stage Transaction would necessarily depend upon a variety of factors, including the number of HFG Shares acquired pursuant to the Offer.

In certain types of Second Stage Transactions, the registered holders of HFG Shares may have the right to dissent under the ABCA and be paid fair value for their securities, with such fair value to be determined by the Court. The fair value of securities so determined could be more or less than the amount paid pursuant to the Offer or the Second Stage Transaction. Any such judicial determination of the fair value of the HFG Shares could be based upon considerations other than, or in addition to, the market price, if any, of the HFG Shares.

A Second Stage Transaction described above may constitute a “business combination” within the meaning of MI 61-101. Under MI 61-101, subject to certain exceptions, a Second Stage Transaction may constitute a business combination if it would result in the interest of a holder of HFG Shares being terminated without such holder’s consent, regardless of whether the HFG Shares are replaced with another security. Cequence expects that any Second Stage Transaction relating to HFG Shares will be a business combination under MI 61-101.

In certain circumstances, the provisions of MI 61-101 may also deem certain types of Second Stage Transactions to be “related party transactions”. However, if the Second Stage Transaction is a business combination carried out in accordance with MI 61-101 or an exemption therefrom, the “related party transaction” provisions therein do not apply to such transaction. Cequence intends to carry out any such business combination in accordance with MI 61-101, or any successor provision, or exemptions therefrom such that the “related party transaction” provisions of MI 61-101 will not apply to the business combination.

MI 61-101 provides that unless exempted, an issuer proposing to carry out a business combination is required to prepare a formal valuation of the affected securities (in this case, the HFG Shares) and, subject to certain exceptions, any non-cash consideration being offered to, or received by, the holders of the affected securities and provide to the holders of the HFG Shares a summary of such valuation or the entire valuation.

In connection therewith, Cequence intends to rely on an available exemption or to seek waivers pursuant to MI 61-101 exempting Cequence or its affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Second Stage Transaction. An exemption is available under MI 61-101 for certain second step business combinations completed no later than one hundred and twenty (120) days after the expiry of a formal take-over bid if the offeror discloses in the take-over bid circular that it intends to acquire the remainder of the securities under a statutory right of action or under a business combination no later than one hundred and twenty (120) days after the expiry of the take-over bid for consideration per security at least equal in value to and in the same form as the consideration that the tendering security holders in the take-over bid were entitled to receive in the bid and the take-over bid disclosure documents describe the expected tax consequences of both the bid and the business combination if, at the time the bid was made, the tax consequences arising from the business combination were reasonably foreseeable to Cequence, and were reasonably expected to be different from the tax consequences of tendering to the bid, and disclosed that the tax consequences of the bid and the business combination may be different if, at the time the bid was made, Cequence could not reasonably foresee the tax consequences arising from the business combination.

Cequence currently intends that the consideration offered under any Second Stage Transaction proposed by it would be at least equal in value to and in the same form as the consideration offered under the Offer and that such Second Stage Transaction would be completed no later than one hundred and twenty (120) days after the Expiry Time. In addition, Cequence has included the disclosure required under MI 61-101 in the Offer to Purchase and Circular. Accordingly, Cequence expects to rely on the exemption from the requirement to prepare a valuation in connection with a Second Stage Transaction.

MI 61-101 also requires that, unless exempted, in addition to any other required shareholder approval, in order to complete a business combination, the approval of a majority of the votes cast by each class of affected securities at a meeting of security holders of that class called to consider the transaction be obtained. In relation to the Offer and any second step business combination, this “minority approval” must be obtained separately from, unless an exemption is available or discretionary relief is granted by the Securities Authorities, all of the holders of HFG Shares excluding the votes attached to HFG Shares beneficially owned or over which control or direction is exercised by Cequence, any “interested party”, any “related party” of an “interested party” (unless the related party meets that description solely in its capacity as a director or senior officer of one or more persons that are neither interested parties nor issuer insiders of the issuer) or a joint actor with any such interested party or related party of an interested party for purposes of MI 61-101.

However, MI 61-101 provides that, subject to certain terms and conditions, the votes attached to the HFG Shares acquired under the Offer may be included as votes in favour of a subsequent business combination in determining whether minority approval has been obtained if, among other things, the business combination is effected by Cequence or its affiliate and is in respect of HFG Shares that were not acquired in the take-over bid, the business combination is completed no later than one hundred and twenty (120) days after the expiry of the bid, the consideration per security that the holders of affected securities would be entitled to receive in the business combination is at least equal in value to and is in the same form as the consideration that the tendering Shareholders were entitled to receive in the bid and the take-over bid disclosure document discloses, among other things, (i) that if Cequence acquired HFG Shares under the bid, Cequence intended to acquire the remainder of the securities under a statutory right of acquisition or under a business combination no later than one hundred and twenty (120) days after the expiry of the bid for consideration per security at least equal in value to and is in the same form as the consideration that the Shareholders were entitled to receive in the bid, (ii) that the business combination would be subject to minority approval, (iii) the number of votes attached to the securities that, to the knowledge of Cequence after reasonable inquiry, would be required to be excluded in determining whether minority approval for the business combination had been obtained, (iv) the identity of holders of such securities excluded from the minority approval determination, setting out their individual holdings, (v) the identity of each class of securities the holders of which would be entitled to vote separately as a class on the business combination, (vi) the expected tax consequences of both the bid and the business combination if, at the time the bid was made, the tax consequences arising from the business combination were reasonably foreseeable to Cequence and were reasonably expected to be different from the tax consequences of tendering to the bid, and (vii) that the tax consequences of the bid and the business combination may be different if, at the time the bid was made, Cequence could not reasonably foresee the tax consequences arising from the business combination.

Cequence currently intends that the consideration offered under any Second Stage Transaction proposed by it would be at least equal in value to and in the same form as the consideration paid to tendering Shareholders under the Offer and that such business combination would be completed no later than one hundred and twenty (120) days after the Expiry Time. Other than 161,546,590 HFG Shares currently held by Cequence which were acquired by Cequence prior to the commencement of the Offer, to the knowledge of Cequence as of the date hereof, after reasonable enquiry, no votes attached to any HFG Shares would be required to be excluded in determining whether minority approval for any Second Stage Transaction had been obtained. Cequence expects that only holders of HFG Shares would be entitled to vote on a Second Stage Transaction. Cequence intends that the votes attached to the HFG Shares acquired by it under the Offer will be included as votes in favour of a second step business combination in determining whether minority approval has been obtained in connection with a Second Stage Transaction.

In addition, under MI 61-101 if, following the Offer, Cequence and its affiliates beneficially own, in the aggregate, 90% or more of the HFG Shares at the time the business combination is agreed to, the requirement for minority approval under MI 61-101 would not apply to the business combination if a statutory appraisal remedy is available, or if no statutory appraisal remedy is available, a substantially equivalent enforceable right is provided to holders of the class of affected securities and that is described in the disclosure document for the business combination.

Any Second Stage Transaction may also result in Shareholders having the right to dissent and demand payment of the fair value of their HFG Shares. If the statutory procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting shareholders for their HFG Shares. The fair value of HFG Shares so determined could be more or less than the amount paid per HFG Shares pursuant to the Second Stage Transaction or the Offer.

The tax consequences to a Shareholder arising from a Second Stage Transaction will depend on the exact manner in which the Second Stage Transaction is carried out and may be substantially the same or materially different than the tax consequences described above for a Shareholder who disposes of its HFG Shares under the Offer. See Section 17 of the Circular, “Certain Canadian Federal Income Tax Considerations” for a description of the expected tax consequences of both the Offer and a Second Stage Transaction. Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Second Stage Transaction if and when proposed.

Other Alternatives

If Cequence is unable to or decides not to effect a Compulsory Acquisition or any Second Stage Transaction, then it will evaluate other available alternatives to acquire the remaining HFG Shares. Such alternatives could include, to the extent permitted by applicable law, purchasing additional HFG Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or taking no further action to acquire additional HFG Shares. Any additional purchases of HFG Shares could be at a price greater than, equal to or less than the price to be paid for HFG Shares under the Offer and could be for cash and/or securities or other consideration. Alternatively, Cequence may sell or otherwise dispose of any or all HFG Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by Cequence, which may vary from the price paid for HFG Shares under the Offer.

14. MARKET PURCHASES AND SALES OF HFG SHARES

To the extent permitted by law, Cequence reserves the right to, and may, acquire (or cause an affiliate to acquire) HFG Shares by making purchases through the facilities of the TSXV, at any time and from time to time prior to the Expiry Time. In no event will Cequence make any such purchases of HFG Shares through the facilities of the TSXV before the third Business Day following the date of the Offer. The aggregate number of HFG Shares acquired by Cequence through the facilities of the TSXV during the Offer Period shall not exceed 5% of the outstanding HFG Shares as of the date of the Offer and Cequence will issue and file and press release containing the information prescribed by law immediately after the close of business on the TSXV on each day on which such HFG Shares have been purchased.

Although Cequence has no present intention to sell HFG Shares taken up under the Offer, it reserves the right, subject to applicable laws, to make or enter into an arrangement, commitment or understanding during the Offer Period to sell any of such HFG after the Offer Period.

15. OTHER TERMS

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of Alberta and all laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

No broker, dealer or other person (including the Depositary) has been authorized to give any information or to make any representation on behalf of Cequence other than as contained in the Offer to Purchase or in the Circular, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of Cequence or the Depositary for the purposes of the Offer. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of Cequence by brokers or dealers licensed under the laws of such jurisdiction.

Cequence shall, in its sole discretion, be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of this Offer and any withdrawals of HFG Shares, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of HFG Shares or notice of withdrawal of HFG Shares, and the due completion and execution of the Letters of Transmittal and Notices of Guaranteed Delivery. Cequence reserves the right to waive any defect in acceptance with respect to any particular HFG Share or any particular Shareholder. There shall be no obligation on Cequence or the Depositary to give notice of any defects or irregularities in acceptance and no liability shall be incurred by any of them for failure to give any such notification.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to (nor will deposits be accepted from or on behalf of) Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Cequence may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

The Offer to Purchase and the accompanying Circular and the other documents referred to above constitute the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer.

Dated: October 6, 2009

CEQUENCE ENERGY LTD.

Per: (Signed) Donald Archibald
Chairman

CIRCULAR

The following information in this Circular is provided in connection with the Offer made by Cequence to purchase all of the HFG Shares not already held by or on behalf of Cequence or its affiliates or associates. The terms, conditions and provisions of the Offer Documents are incorporated into and form part of this Circular, and collectively constitute the take-over bid circular of Cequence. Certain terms used in this Circular are defined in the Glossary. Shareholders should refer to the Offer Documents for details of the terms and conditions of the Offer.

The information concerning HFG contained in the Offer to Purchase and this Circular has been taken from or is based solely upon publicly available documents or records of HFG on file with Securities Authorities and other public sources. Although Cequence has no knowledge that would indicate that any statements relating to HFG contained herein based on information contained in such documents and records are inaccurate or incomplete, neither Cequence nor its directors or officers assumes any responsibility for the accuracy or completeness of such information nor for any failure by HFG to disclose events which may have occurred or which may affect the significance or accuracy of such information but which are unknown to Cequence.

The information concerning the Peace River Assets contained in this Circular has been taken from or is based solely upon information provided to Cequence by the vendor of the Peace River Assets. Although Cequence has no knowledge that would indicate that any statements contained herein taken from or based upon such information are untrue or incomplete, neither Cequence nor its directors or officers assumes any responsibility for the accuracy or completeness of the information taken from or based upon such documents, records and information, or for any failure by the vendor to disclose to Cequence events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Cequence.

Pursuant to the provisions of applicable Securities Laws, the directors of HFG must send a circular to all Shareholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of HFG subsequent to the date of the most recent published financial statements of HFG.

On August 17, 2009, Cequence amended it articles to consolidate the outstanding Cequence Shares on a four-for-one basis. Unless otherwise indicated, disclosure contained in the Circular with respect to events occurring prior to August 17, 2009 is presented on a pre-consolidated basis and thereafter on a consolidated basis. See Section 1 of the Circular “Cequence Energy Ltd. - Recent Developments.”

1. CEQUENCE ENERGY LTD.

Documents Incorporated by Reference

The following documents of Cequence, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this Circular:

1.	the AIF;

2.	the audited consolidated financial statements of Cequence as at December 31, 2008 and 2007 and for the years ended December 31, 2008 and 2007, together with the notes thereto and the auditors’ report thereon;

3.	management’s discussion and analysis of the financial condition and results of operations of Cequence for the year ended December 31, 2008;

4.	the unaudited interim consolidated financial statements of Cequence as at June 30, 2009 and for the three and six months ended June 30, 2009 and 2008 and the notes thereto;

5.	management’s discussion and analysis of the financial condition and results of operations of Cequence for the three and six months ended June 30, 2009;

6.	the Information Circular;

7.	the material change report of Cequence dated January 2, 2009 in respect of the sale of certain assets to HFG;

8.	the material change report of Cequence dated May 29, 2009 in respect of the Transactions;

9.	the material change report of Cequence dated June 2, 2009 in respect of the Subscription Receipt Offering;

10.	the material change report of Cequence dated August 7, 2009 in respect of the Meeting;

11.	the material change report of Cequence dated August 27, 2009 in respect of the acquisitions of the Minor Assets and the Peace River Assets; and

12.	the material change report of Cequence dated October 5, 2009 in respect of the effect of the acquisition of the Peace River Assets on Cequence’s reserves and certain other oil and gas information.

Any material change reports (excluding confidential reports), interim financial statements, annual financial statements and the auditors’ report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by Cequence with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Circular and prior to the Expiry Time are deemed to be incorporated by reference in this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

General

Corporate Structure

Cequence exists under the provisions of the ABCA. Cequence’s principal office is located at 702, 2303 – 4th Street S.W., Calgary, Alberta, T2S 2S7 and its registered office is located at 3700, 400 – 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

Cequence was incorporated as Metrophotonics Inc. pursuant to the Business Corporations Act (Ontario) on April 4, 2000. On January 31, 2005, Cequence amended its articles to add an unlimited number of non-voting shares (the “Cequence Non-Voting Shares”) to the authorized capital of Cequence, to consolidate the outstanding Cequence Shares on a hundred-for-one basis and to reduce the stated capital of the outstanding Cequence Shares. On February 4, 2005, Cequence amended its articles to change its name from “Metrophotonics Inc.” to “1395177 Ontario Inc.”. On September 29, 2005, Cequence was continued under the ABCA and changed its name to “Sabretooth Energy Ltd.”. On February 15, 2006, Cequence amalgamated with Stratagem Energy Corp. and the amalgamated corporation continued under the name “Sabretooth Energy Ltd.”. Cequence changed its fiscal year end from June 30 to December 31 effective with its December 31, 2005 year end. On July 18, 2007, Cequence amended its articles in order to convert all the issued and outstanding Cequence Non-Voting Shares into Cequence Shares and to immediately thereafter consolidate the outstanding Cequence Shares on a four-for-one basis. On January 1, 2008, Cequence amalgamated with its wholly-owned subsidiary, Sabretooth Resources Inc. (formerly Bear Ridge Resources Inc.), and the amalgamated corporation continued under the name “Sabretooth Energy Ltd.”

On July 30, 2009, Cequence amended its articles to change the rights, privileges, restrictions and conditions attached to the Cequence Non-Voting Shares to ensure equitable economic treatment between holders of Cequence Shares and Cequence Non-Voting Shares in certain circumstances. The principal effect of the amendments to the rights, privileges, restrictions and conditions attaching to the Cequence Non-Voting Shares was to ensure that no dividend may be declared, distribution made, or any other benefit conferred in respect to the Cequence Shares unless the same dividend is declared, distribution made or any other benefit conferred in respect of the Cequence Non-Voting Shares, on the same share for share basis, and to preclude any subdivision, consolidation, reclassification or other change in respect of the Cequence Shares that is not undertaken on an equivalent basis with respect to the Cequence Non-Voting Shares.

On July 31, 2009, Cequence amended its articles to change its name from “Sabretooth Energy Ltd.” to “Cequence Energy Ltd.”. On August 17, 2009, Cequence amended it articles to consolidate the outstanding Cequence Shares on a four-for-one basis. See “Recent Developments.”

Business of Cequence

Cequence is a public corporation engaged in the acquisition, exploration, development and production of petroleum and natural gas reserves in western Canada. Cequence focuses its activities in three core areas: (a) the Peace River Arch; (b) Gunnell; and (c) through its current ownership in HFG, Montney. Cequence intends to pursue a strategy of drilling for low decline, long life natural gas targets at medium to shallow depths with multiple prospective horizons. See “Business of Sabretooth” in the AIF incorporated by reference herein for more information.

Recent Developments

Acquisitions of Oil and Gas Assets

On August 18, 2009, Cequence entered two separate purchase and sale agreements, one with a private oil and gas company providing for the acquisition by Cequence of certain oil and gas producing properties located in the Gordondale area of Northwest Alberta (the “Minor Assets”) and one with a subsidiary of a major publicly traded oil and gas company providing for the acquisition by Cequence of certain petroleum and natural gas property interests and facilities in the Peace River Arch area of Northwest Alberta (the “Peace River Assets” and together with the Minor Assets, the “Acquired Assets”) for an aggregate purchase price of approximately $17.25 million in cash, subject to adjustment. The acquisition of the Peace River Assets was completed on September 24, 2009 with an effective date of June 1, 2009 and the acquisition of the Minor Assets was completed in late August with an effective date of August 1, 2009.

The Acquired Assets are concentrated in the Peace River Arch area of Northwest Alberta and include 31,000 net acres of undeveloped land, various facility and pipeline working interests with the majority of production being operated. The acquisitions were financed through Cequence’s existing working capital. Current production from the Acquired Assets is approximately 850 Boe/d (90% natural gas). See “Information Concerning the Peace River Assets” in this Circular and the Material Change Report dated August 18, 2009 and October 5, 2009 incorporated by reference herein for more information

The Transactions

On July 30, 2009, Cequence closed certain recapitalization transactions which provided for, among other things, a private placement, the appointment of the new Cequence management and the new Cequence Board, the acquisition of a private oil and gas company, the issuance of performance warrants, the implementation of a shareholder rights plan, a name change, amendments to the non-voting share provisions and a share consolidation (collectively, the “Transactions”). The Transactions were approved by Cequence Shareholders at the annual and special meeting of shareholders held on July 29, 2009 (the “Meeting”).

The new Cequence management team consists of Howard Crone, President and Chief Executive Officer, Richard Thompson, Executive Vice President, David Gillis, Chief Financial Officer and Vice President, Finance, Hany

Beshry, Vice President, Exploration, Robin Bieraugle, Vice President, Operations, Nathan MacBey, Vice President, Land and Erin Thorson, Controller. The new Cequence Board is comprised of Donald Archibald as Chairman, Howard Crone, Richard Thompson, Paul Colborne, Peter Bannister, Brent Perry and Hank Swartout. See “Details of the Transactions - The New Management of Sabretooth” as set forth in the Information Circular incorporated by reference herein for more information regarding the new management and Cequence Board appointments.

In connection with the closing of the Transactions, certain employees and consultants of Cequence and Mr. Marshall Abbott, a former director and officer of Sabretooth Energy Ltd., purchased approximately 25.5 million Cequence Shares at a price of $0.37 per Cequence Share for aggregate subscription proceeds of $9.44 million (the “Private Placement”). Under the terms of the Private Placement, 75% of the Cequence Shares acquired by this group are subject to contractual escrow arrangements with Cequence, with one-third of the escrowed shares being released on each of July 29, 2010, 2011 and 2012. See “Details of the Transactions - The Initial Investment” as set forth in the Information Circular incorporated by reference herein for more information regarding the Private Placement.

Cequence also acquired all the shares of a private oil and gas company owned by certain members of the new Cequence management team in exchange for the issuance of an aggregate of approximately 1.5 million Cequence Shares at a price of $0.37 per Cequence Share. Seventy-five percent of these Cequence Shares have also been deposited into escrow which are subject to the same release conditions as Cequence Shares issued pursuant to the Private Placement. The assets of this privately held oil and gas company currently include approximately $400,000 of cash and undeveloped land of $150,000. See “Details of the Transactions - The Cequence Acquisition” as set forth in the Information Circular incorporated by reference herein for more information regarding the acquisition of the private oil and gas company.

As part of the closing of the Transactions, the new management and certain directors were issued 20,800,000 performance warrants (the “Cequence Performance Warrants”) convertible into Cequence Non-Voting Shares. Each Cequence Performance Warrant has an exercise price of $0.47 per Cequence Non-Voting Share and will be exercisable upon reaching certain Cequence Share trading price thresholds. Cequence’s articles were also amended to change the terms of Cequence Non-Voting Shares to ensure equitable economic treatment between holders of Cequence Shares and holders of Cequence Non-Voting Shares. See “Details of the Transactions - The Incentive Arrangements” as set forth in the Information Circular incorporated by reference herein for more information regarding the Cequence Performance Warrants.

At the Meeting, Cequence Shareholders also approved the adoption and implementation of a shareholder rights plan (the “Rights Plan”). The Rights Plan is intended to ensure that the holders of Cequence Shares and Cequence Non-Voting Shares are treated equitably in the event a take-over bid is made for either Cequence Shares or Cequence Non-Voting Shares or in certain other circumstances. The Rights Plan will have the practical effect of requiring that certain acquisitions of Cequence Shares or Cequence Non-Voting Shares be undertaken by way of an offer for all the shares of both classes at the same price per share. See “Details of the Transactions - The Shareholders Rights Plan” as set forth in the Information Circular incorporated by reference herein for more information regarding the Rights Plan.

The Cequence Shareholders also approved the change of Cequence’s name to “Cequence Energy Ltd.” See “Details of the Transactions - The Name Change” as set forth in the Information Circular incorporated by reference herein for more information regarding the name change.

Also at the Meeting, Cequence Shareholders approved the consolidation of Cequence Shares on a four-for-one basis (the “Consolidation”). See “Details of the Transactions - The Share Consolidation” of the Information Circular incorporated by reference herein for more information. The articles of amendment to give effect to the Consolidation were filed on August 17, 2009 and the Cequence Shares began trading on a consolidated basis on the TSX on August 21, 2009.

The Subscription Receipt Offering

On June 18, 2009, Cequence closed the private placement of 53,590,000 subscription receipts (the “Subscription Receipts”) at a price of $0.86 per Subscription Receipt for gross proceeds of $46,087,400.

Upon closing of the Transactions, the Subscription Receipts were converted, for no additional consideration and without further action, into Cequence Shares. Holders of Subscription Receipts received one Cequence Share for each Subscription Receipt held. The Cequence Shares issued upon conversion of Subscription Receipts were qualified by a short form prospectus dated July 21, 2009 (the “Subscription Receipt Offering”). See “Subscription Receipt Offering” as set forth in the Information Circular incorporated by reference herein for more information regarding the Subscription Receipt Offering.

The Rights Offering

In connection with the Transactions, Cequence issued 38,460,514 rights (the “Rights”) to subscribe for 27,027,027 Cequence Shares at a price of $0.37 per Cequence Share to holders of record of Cequence Shares on July 13, 2009 (the “Rights Offering”). The Rights expired on August 14, 2009. Under the Rights Offering, Cequence Shareholders subscribed for and purchased an aggregate of 26,460,570 Cequence Shares at a price of $0.37 per Cequence Share resulting in gross proceeds to Cequence of approximately $9.8 million.

Potential Acquisitions

Cequence may evaluate potential acquisitions of all types of petroleum and natural gas and other energy related assets as part of its ongoing business. Cequence is normally in the process of evaluating several potential acquisitions at any one time which individually or together could be material. As of the date hereof, other than as otherwise disclosed herein, Cequence has not reached agreement on the price or terms of any potential material acquisitions. Cequence cannot predict whether any current or future opportunities will result in one or more acquisitions for Cequence.

Information Concerning the Peace River Assets

In accordance with NI 51-101, AJM prepared a report entitled Reserve Estimation and Economic Evaluation (the “AJM Report”). The AJM Report evaluated the oil, NGLs and natural gas reserves attributable to the Peace River Assets effective May 31, 2009 and is dated October 1, 2009. The tables below are a summary of the oil, NGLs and natural gas reserves attributable to the Peace River Assets and the net present value of future net revenue attributable to such reserves as evaluated in the AJM Report, based on forecast price and cost assumptions. The tables summarize the data contained in the AJM Report and, as a result, may contain slightly different numbers than such report due to rounding. Also due to rounding, certain columns may not add exactly.

The net present value of future net revenue attributable to reserves is stated without provision for interest costs and general and administrative costs, but after providing for estimated royalties, production costs, development costs, other income, future capital expenditures and well abandonment costs for only those wells assigned reserves by AJM. It should not be assumed that the undiscounted or discounted net present value of future net revenue attributable to reserves estimated by AJM represent the fair market value of those reserves. Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized herein. The recovery and reserve estimates of oil, NGLs and natural gas reserves provided herein are estimates only. Actual reserves may be greater than or less than the estimates provided herein.

The AJM Report is based on certain factual data supplied by the vendor of the Peace River Assets and AJM’s opinion of reasonable practice in the industry. The extent and character of ownership and all factual data pertaining to petroleum properties and contracts (except for certain information residing in the public domain) were supplied by the vendor of the Peace River Assets. AJM accepted this data as presented and neither title searches nor field inspections were conducted.

Disclosure of Reserves Data

Summary of Oil and Gas Reserves – Forecast Prices and Costs

	Remaining Reserves
	Light and Medium Oil		Natural Gas		NGLs		Total
Reserve Category	Gross (mmbl)	Net (mbbl)	Gross (MMcf)	Net (MMcf)	Gross (mbbl)	Net (mbbl)	Gross (mboe)	Net (mboe)
Proved
Developed Producing	25.2	25.2	11,801.9	6,673.7	114.8	94.8	2,107.0	1,232.2
Developed Non-Producing	0.0	0.0	640.3	304.9	5.2	4.8	111.9	55.6
Undeveloped	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total Proved	25.2	25.2	12,442.2	6,978.6	120.1	99.6	2,218.9	1,287.8
Probable	15.2	15.2	6,574.9	4,681.2	52.7	45.6	1,163.7	841.0

Total Proved Plus Probable	40.3	40.3	19,017.1	11,659.8	172.8	145.2	3,382.7	2,128.8

Net Present Value of Future Net Revenue – Forecast Prices and Costs

	Before Deducting Income Taxes Discounted at					After Deducting Income Taxes Discounted at
	0% ($000)	5% ($000)	10% ($000)	15% ($000)	20% ($000)	0% ($000)	5% ($000)	10% ($000)	15% ($000)	20% ($000)
Proved
Developed Producing	25,759.7	21,656.8	18,960.2	17,007.4	15,510.6	22,058.8	18,316.2	15,909.4	14,194.8	12,897.3
Developed Non-Producing	805.0	684.4	585.2	502.6	433.0	588.8	488.3	406.6	339.3	283.0
Undeveloped	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total Proved	26,564.7	22,341.2	19,545.4	17,510.0	15,943.5	22,647.7	18,804.5	16,316.0	14,534.1	13,180.4
Probable	19,959.1	14,630.6	11,661.8	9,726.2	8,344.8	15,110.3	10,888.5	8,580.4	7,093.2	6,039.9

Total Proved Plus Probable	46,523.8	36,971.8	31,207.1	27,236.2	24,288.3	37,758.0	29,693.1	24,896.5	21,627.4	19,220.3

Total Future Net Revenue – Forecast Prices and Costs

	Revenue ($000)	Royalties ($000)	Operating Costs ($000)	Development Costs ($000)	Abandonment Costs ($000)	Future Net Revenue Before Income Taxes ($000)	Income Taxes ($000)	Future Net Revenue After Income Taxes ($000)
Proved Reserves	62,199.8	13,606.4	19,019.1	470.0	2,539.6	26,564.7	3,917.0	22,647.7
Proved Plus Probable Reserves	107,037.8	23,861.0	32,007.0	2,014.5.0	2,631.5	46,523.8	8,765.8	37,758.0

Future Net Revenue by Production Group – Forecast Prices and Costs

	Production Group	Future Net Revenue (before tax) Discounted at 10% / Year
Proved Resources (M$)	Light and medium crude oil(1)	2,614.4
	Natural gas(2)	16,843.6
Proved Plus Probable Resources (M$)	Light and medium crude oil(1)	5,517.7
	Natural gas(2)	25,579.9

Notes:

(1)	Includes solution gas and other by-products.
(2)	Includes by-products but excluding solution gas and by-products from oil wells.

Pricing Assumptions

The following tables set forth the pricing, exchange rate and inflation rate assumptions used in preparing the reserves data for the Peace River Assets

Light Crude Oil			Natural Gas	NGLs
Year	WTI Cushing Oklahoma[a] ($US/Bbl)	Edmonton Par Price 40° API ($Cdn/Bbl)	Alberta AECO-C ($/mmbtu)	Edmonton Propane ($/Bbl)	Edmonton Butanes ($/Bbl)	Edmonton Pentanes Plus ($/Bbl)	Energy[b] Cost Inflation Rate (%/Yr)	Operating Cost Inflation Rate (%/Yr)	Exchange Rate ($US/$Cdn)
	Forecast
2009	54.15	65.11	4.75	39.89	50.95	67.13	1.50	1.50	0.838
2010	63.78	73.89	6.73	45.73	57.29	78.16	2.00	2.00	0.865
2011	70.30	78.98	7.42	48.97	61.23	81.38	2.00	2.00	0.910
2012	79.22	84.74	7.86	52.44	65.63	87.26	2.00	2.00	0.945
2013	86.87	90.66	8.15	56.04	70.23	93.36	2.00	2.00	0.963
2014	93.85	96.03	8.45	59.29	74.41	98.87	2.00	2.00	0.963
2015	97.15	99.52	8.70	61.45	77.16	102.50	2.00	2.00	0.963
2016	100.51	102.95	8.92	63.65	79.85	106.05	2.00	2.00	0.963
2017	102.50	104.97	9.09	64.89	81.43	108.13	2.00	2.00	0.963
2018	104.58	107.12	9.29	66.21	83.07	110.35	2.00	2.00	0.963
escalated rate of 2% thereafter

Future Development Costs

The following table sets forth the total development costs deducted in the estimation of future net revenue attributable to the Peace River Assets in the AJM Report in the reserve categories noted below.

Forecast Prices and Costs
Period	Proved Reserves ($000)	Proved Plus Probable Reserves ($000)
2009	470.0	1,460.0
2010	0.0	554.5
2011	0.0	0.0
2012	0.0	0.0
2013	0.0	0.0

Remaining Years	0.0	0.0

Total undiscounted	970.0	2,014.5

Total discounted at 10% per year	970.0	1,964.1

The future development costs are capital expenditures required in the future for the Peace River Assets to convert proved undeveloped reserves and probable reserves into proved developed producing reserves. Cequence anticipates using a combination of internally generated cash flow, debt and equity financing to fund these future development costs. The cost of the debt component for funding future development costs is expected to be minimal and to not materially impact the disclosed reserves or future net revenue.

Oil and Gas Wells

The following table sets forth the number and status of wells as at September 24, 2009 in which Cequence will acquire a working interest pursuant to the acquisition of the Peace River Assets.

	Producing				Non-Producing
	Light and Medium Oil		Natural Gas		Crude Oil		Natural Gas
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Total	4.00	4.00	19.00	11.2	1.0	1.0	36.0	23.6

Note:

(1)	Non-Producing wells means wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons.

Properties with No Attributable Reserves

The following table sets out for the Peace River Assets, effective June 1, 2009, the total land holdings of proved and unproved properties to be acquired by Cequence. Approximately 4,100 net acres will expire within one year.

	Undeveloped		Developed		Total
	Gross	Net	Gross	Net	Gross	Net

Total	48,572	36,337	27,840	13,280	76,412	49,617

Future Contracts

There are no forward contracts associated with the Peace River Assets at the effective date of the AJM Report.

Tax Horizon

The income taxes deducted in the calculation of future net revenue above assumes a blow down scenario whereby the Peace River Assets produces out their existing reserves and the tax pools are derived from future development costs. Cequence forecasts its tax horizon, assuming current commodity prices, and a continuing business model whereby it reinvests capital at historic capital efficiencies and incurs general and administrative costs and interest costs. Under this scenario Cequence does not forecast being in a taxable position for the next three to four years. See “Statement of Reserves Data and Other Oil and Gas Information (NI 51-101F1) —Tax Horizon” as set forth in the AIF incorporated by reference herein for more information.

Additional Information Concerning Abandonment and Reclamation Costs

Well abandonment costs in respect of the Peace River Assets have been estimated area by area. Such costs are included in the AJM Report as deductions in arriving at future net revenue. The expected total abandonment costs, net of estimated salvage value, included in the AJM Report for 33.0 net wells under the proved reserves category is $2.5 million undiscounted ($1.4 million discounted at 10%), of which a total of $0.3 million is estimated to be incurred in 2009, 2010 and 2011. This estimate does not include estimated reclamation costs for surface leases of $1.2 million undiscounted ($0.67 million discounted at 10%).

Significant Factors or Uncertainties

The AJM Report contains forward-looking statements including expectations of future production and capital expenditures. Information concerning reserves may also be deemed to be forward-looking as estimates imply that the reserves described herein can be profitably produced in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause the actual results to differ from those anticipated. These risks include but are not limited to: the underlying risks of the oil and gas industry (i.e. operational risks in development and production; potential delays or changes in plans with respect to development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, operating expenses and capital costs, and political and environmental factors); and commodity price, inflation rate and exchange rate fluctuation. Other general industry factors or uncertainties that may impact the reserves and values attributable to the properties are described elsewhere in this Circular. See “Special Note Regarding Forward—Looking Statements” and “Risk Factors”.

Production Estimates

The following table sets forth the volume of production estimated beginning on the effective date of the report and ending December 31, 2009 for the Peace River Assets, which is reflected in the estimates of future net revenue as disclosed in the tables contained under the heading “Disclosure of Reserves Data”.

	Light and Medium Oil (Bbl/d)	Natural Gas (Mcf/d)	NGLs (Bbl/d)
Proved	32	8,970	51
Probable	35	10,553	57

Production History

The following table sets forth certain information in respect of production, product prices received, royalties, production costs and netbacks in respect of the Peace River Assets for the periods indicated.

	Three Months Ended March 31, 2008	Three Months Ended June 30, 2008	Three Months Ended September 30, 2008	Three Months Ended December 31, 2008
Average Daily Production
Light / Medium Crude Oil (Bbl/d)	85	78	75	66
Natural Gas (Mcf/d)	4,054	4,547	9,048	6,565
NGLs ($/Bbl)	36	47	79	55

Average Prices Received
Light / Medium Crude Oil (Bbl/d)	93.74	118.86	115.16	58.95
Natural Gas (Mcf/d)	7.88	10.34	9.02	7.17
NGLs ($/Bbl)	86.12	109.82	102.69	50.50

Royalties
Light / Medium Crude Oil (Bbl/d)	10.63	12.09	9.29	5.34
Natural Gas (Mcf/d)	1.75	2.48	2.22	1.76
NGLs ($/Bbl)	20.94	27.56	28.28	11.68

Production Costs
Light / Medium Crude Oil (Bbl/d)	6.94	4.96	8.25	7.48
Natural Gas (Mcf/d)	1.16	0.83	1.38	1.25
NGLs ($/Bbl)	6.94	4.96	8.25	7.48

Transportation
Light / Medium Crude Oil (Bbl/d)	5.03	5.16	4.60	5.18
Natural Gas (Mcf/d)	0.23	0.23	0.23	0.23
NGLs ($/Bbl)	—	—	—	—

Netback Received
Light / Medium Crude Oil (Bbl/d)	71.14	96.65	93.01	40.95
Natural Gas (Mcf/d)	4.75	6.81	5.19	3.94
NGLs ($/Bbl)	58.24	77.29	66.15	31.33

The following table sets forth the average daily production from the important fields associated with the Peace River Assets for the year ended December 31, 2008.

	Light and Medium Oil (Bbl/d)	Natural Gas (Mcf/d)	NGLs (Bbl/d)	Total (boe/d)
Total	76	6,063	54	1,141

Operating Statements

The audited schedules of net operating income of the Peace River Assets for the years ended December 31, 2008 and 2007 and the unaudited schedules of net operating income of the Peace River Assets for the six months ended June 30, 2009 and 2008 are attached hereto as Appendix “A”.

The unaudited pro forma net operating statements for the year ended December 31, 2008 and for the six months ended June 30, 2009 as if the acquisition of the Peace River Assets had taken place as at January 1, 2008 are attached hereto as Appendix “B”.

Description of Share Capital

Cequence is authorized to issue an unlimited number of Cequence Shares and an unlimited number of Cequence Non-Voting Shares.

Each Cequence Share entitles the holder thereof to one vote at all meetings of Cequence Shareholders (except meetings at which only holders of another specified class of shares are entitled to vote); to receive dividends as and when declared by the Cequence Board (provided that Cequence shall not pay dividends on Cequence Shares unless, at the same time Cequence declares and pays dividends on Cequence Non-Voting Shares in a proportionate amount); and, subject to the prior rights of holders of any other class of shares ranking prior to Cequence Shares and on a pari passu basis together with the holders of Cequence Non-Voting Shares, to receive the remaining property of Cequence upon liquidation, dissolution or wind up of Cequence.

Holders of Cequence Non-Voting Shares are not, as such, entitled to receive notice of or to attend any meeting of Cequence Shareholders or to vote at any such meeting, subject to the provisions of the ABCA. Holders of Cequence Non-Voting Shares are entitled to dividends as and when declared by the Cequence Board (provided that Cequence shall not pay dividends on Cequence Non-Voting Shares unless, at the same time, Cequence also declares and pays dividends on Cequence Shares in a proportionate amount); and, subject to the prior rights of holders of any other class of shares ranking prior to Cequence Non-Voting Shares on a pari passu basis together with the holders of Cequence Shares, to receive the remaining property of Cequence upon the liquidation, dissolution or wind up of Cequence. See “Details of the Transactions - Amendments to the Non-Voting Shares” as set forth in the Information Circular incorporated by reference herein for more information.

As at October 2, 2009, there were 36,384,595 Cequence Shares and no Cequence Non-Voting Shares were issued and outstanding.

Consolidated Capitalization

The following table sets forth the consolidated capitalization of Cequence (presented on a consolidated basis): (a) as at June 30, 2009, the date of Cequence’s most recently filed interim financial statements; (b) as at June 30, 2009 after giving effect to the Transactions, the Rights Offering and the Subscription Receipt Offering; (c) as at June 30, 2009 after giving effect to the Transactions, the Rights Offering, the Subscription Receipt Offering, and the acquisition of the Peace River Assets; and (d) as at June 30, 2009 after giving effect to the Transactions, the Rights Offering, the Subscription Receipt Offering, the acquisition of the Peace River Assets, and the Offer. The table should be read in conjunction with the unaudited interim consolidated financial statements of Cequence as at and for the six months ended June 30, 2009, including the notes thereto, and management’s discussion and analysis related thereto.

	As at June 30, 2009		As at June 30, 2009 after giving effect to the Transactions, the Rights Offering and the Subscription Receipt Offering		As at June 30, 2009 after giving effect to the Transactions, the Rights Offering, the Subscription Receipt Offering and the acquisition of the Peace River Assets		As at June 30, 2009 after giving effect to the Transactions, the Rights Offering, the Subscription Receipt Offering, the acquisition of the Peace River Assets, and the Offer(4)
	(in thousands)
Consolidated Long Term Debt (Cash)(1)	$36,083		($23,892)		($10,642)		($10,642)
Cequence Shares(2)(5)	$191,822 (9,615 Cequence Shares	)	$257,699 (36,385 Cequence Shares	)	$257,699 (36,385 Cequence Shares	)	$268,306 (39,030 Cequence Shares	)
Cequence Non-Voting Shares	—		—		—		—
Cequence Performance Warrants(3)	—		—		20,800		20,800
Shareholders’ Equity	$95,430		$158,718		$158,718		$169,326

Notes:

(1)	Consists of cash of $11,777 current debt of approximately $29,740 and long-term debt of approximately $18,120. The consolidated financial statements at June 30, 2009 of Cequence reflect 100% of HFG cash and debt.
(2)	As at June 30, 2009, Cequence had outstanding Cequence Options to purchase an aggregate of 745 Cequence Shares at an average price of $8.56 per Cequence Share. At the closing of the Transactions an aggregate of 729 Cequence Options were surrendered, unexercised and cancelled.
(3)	Each Cequence Performance Warrant entitles the holder thereof to acquire one Cequence Non-Voting Share at an exercise price of $0.47 per Cequence Non-Voting Share, subject to adjustment, in the event certain vesting conditions are satisfied.
(4)	Assumes the issuance of 2,645 Cequence Shares to the HFG Shareholders at a price of $4.01 per Cequence Share (based on the 5 (five) day volume weighted average price on the TSX for the five (5) trading days prior to Cequence’s announcement of its intention to make the Offer) for the 66,134 HFG Shares, not already held by or on behalf of Cequence or its affiliates or associates, being outstanding as of the date Cequence acquires the HFG Shares and that all HFG Options have been terminated.
(5)	The number of Cequence Shares are presented on the basis that the Consolidation occurred on or prior to June 30, 2009.

Prior Sales

Cequence has not issued or sold any Cequence Shares or securities convertible into Cequence Shares during the twelve (12) months prior to the date hereof other than as set forth below.

Date of Issue	Number and Designation of Securities	Price
January 7, 2009	200,000 Cequence Shares(1)	$0.42
June 18, 2009	53,590,000 Subscription Receipts(2)	$0.86
July 16, 2009	38,460,514 Rights(3)	Nil
July 30, 2009	25,507,616 Cequence Shares	$0.37
July 30, 2009	1,519,412 Cequence Shares	$0.37
July 30, 2009	53,590,000 Cequence Shares(4)	Nil
August 14, 2009	26,460,570 Cequence Shares(5)	$0.37
August 27, 2009	900,000 Cequence Options(6)	Nil

Notes:

(1)	Such Cequence Shares were purchased by Cequence as part of its normal course issuer bid.
(2)	Each Subscription Receipt entitled the holder thereof to one Cequence Share for no additional consideration and without further action. See “Recent Developments”.
(3)	Each Right entitled the holder thereof to purchase 0.7027214 of a Cequence Share, such that a holder was entitled to exercise 1.423039 Rights to purchase one Cequence Share at a price of $0.37 per Cequence Share. See “Recent Developments”.
(4)	Such Cequence Shares were issued on the conversion of the Subscription Receipts upon completion of the Transactions.
(5)	Pursuant to the Rights Offering, as of the expiry time of the Rights on August 14, 2009, a total of 26,460,704 Cequence Shares were issued upon exercise of Rights at a price of $0.37 per Cequence Share for gross proceeds to Cequence of $9,790,460.
(6)	Each Cequence Option entitles the holder thereof to purchase one Cequence Share at an exercise price of $4.32 per Cequence Share.

Price Range and Trading Volume of Cequence Shares

Cequence Shares are listed and trade on the TSX under the symbol “CQE”. The following table sets forth the price ranges and volume traded of Cequence Shares for the periods specified.

	High		Low		Close		Volume
2008
August	$2.05		$1.64		$1.95		1,241,862
September	$1.93		$1.10		$1.11		960,984
October	$1.31		$0.35		$0.41		2,533,521
November	$0.43		$0.30		$0.32		1,273,134
December	$0.34		$0.19		$0.25		831,215
2009
January	$0.53		$0.25		$0.37		1,043,856
February	$0.50		$0.33		$0.34		277,530
March	$0.43		$0.19		$0.39		2,318,074
April	$0.45		$0.34		$0.34		451,708
May(1)	$1.75		$0.35		$1.28		13,383,564
June	$1.90		$1.28		$1.79		6,284,737
July	$1.79		$1.11		$1.20		4,489,494
August(2)	$4.80	(3)	$0.95	(4)	$4.26	(3)	7,864,161
September	$4.44		$3.75		$3.82		5,215,532
October 1 to 2	$3.85		$3.37		$3.59		447,500

Notes:

(1)	Cequence announced the Transactions prior to the opening of markets on May 25, 2009. Cequence Shares closed at $0.43 on May 22, 2009, the last trading day prior to the announcement of the Transactions and closed at $1.48 on May 25, 2009.
(2)	On August 21, 2009, the Cequence Shares began trading on a four-for-one consolidated basis on the TSX. See “Recent Developments”.
(3)	Presented on a consolidated basis.
(4)	Presented on a pre-consolidated basis.

Risk Factors

An investment in the securities of Cequence is subject to certain risks. A summary of risks related to Cequence is presented under the heading entitled “Risk Factors” in the AIF and in the management’s discussion and analysis of Cequence for the periods ending December 31, 2008 and June 30, 2009. In addition to such risk factors, investors should carefully consider the risks described below.

Possible Failure to Complete the Offer

The Offer is subject to commercial risks that the Offer may not be completed on the terms negotiated or at all. If Cequence does not complete the acquisition of all the issued and outstanding HFG Shares, Cequence would be unable to realize the anticipated benefits of the combination of Cequence and HFG. A HFG Shareholder should realize that the conditions to the Offer may not be satisfied and the Offer may not be completed.

Market Value of Cequence Shares Issued in Connection with the Offer

Cequence is offering to purchase all of the issued and outstanding HFG Shares, not already held by or on behalf of Cequence or its affiliates or associates, on the basis of 0.04 of a Cequence Share for each HFG Share. The consideration will not be adjusted to reflect any changes in the market value of Cequence Shares. As a result, the market values of Cequence Shares and the HFG Shares at the time the HFG Shares are taken up under the Offer may vary significantly from the values at the date of the Offer or the date that HFG Shareholders tender their HFG Shares. If the market value of Cequence Shares declines, the value of the consideration received by HFG Shareholders will decline as well. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Cequence, market assessments of the likelihood the Offer will be consummated, regulatory considerations, general market and economic conditions and other factors over which Cequence has no control.

Failure to Realize Benefits

As part of its strategy, Cequence will continue its efforts to develop new projects and will have an expanded portfolio of such projects as a result of the combination with HFG. A number of risks and uncertainties are associated with the development of these types of projects, including political, regulatory, design, construction, labour, operating, technical and technological risks, and uncertainties relating to capital and other costs and financing risks.

Listing of HFG Shares

The purchase of any HFG Shares by Cequence pursuant to the Offer will reduce the number of HFG Shares that might otherwise trade publicly, as well as the number of HFG Shareholders, and, depending on the number of HFG Shareholders depositing and the number of HFG Shares purchased under the Offer, successful completion of the Offer would likely adversely affect the liquidity and market value of the remaining HFG Shares held by the public. After the purchase of the HFG Shares under the Offer, it may be possible for HFG to take steps towards the elimination of any applicable public reporting requirements under applicable securities legislation in any province of Canada or any other jurisdiction in which HFG has an insignificant number of HFG Shareholders. The rules and regulations of the TSXV establish certain criteria that, if not met, could lead to the delisting of the HFG Shares from the TSXV. Among such criteria are the number of HFG Shareholders, the number of HFG Shares publicly held and the aggregate market value of the HFG Shares publicly held. Depending on the number of HFG Shares purchased pursuant to the Offer, it is possible that the HFG Shares would fail to meet the criteria for continued listing on the TSXV. If this were to happen, the HFG Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the HFG Shares. If Cequence acquires sufficient HFG Shares under the Offer to enable it to do so, Cequence intends to delist the HFG Shares from the TSXV.

2. HFG HOLDINGS INC.

General

HFG is a Calgary based oil and gas exploration, development and production company. The principal and registered office of HFG is located at 702, 2303 - 4th Street S.W., Calgary, Alberta, T2S 2S7.

Pursuant to the Services Agreement, Cequence is responsible for managing the day to day affairs of HFG and, among other things, is obligated to make the services of its chief executive officer and chief financial officer available to HFG. The fees payable by HFG to Cequence under the Services Agreement may not exceed an aggregate of $150,000 until such time as HFG enjoys positive cash flow. The Services Agreement may be terminated after one year by either party upon giving sixty (60) days prior written notice. Additionally, either Cequence or HFG may terminate the Services Agreement upon ten (10) days written notice in the event that HFG undergoes a change of control.

In addition, the following members of the HFG management or the HFG Board are also members of the Cequence management and/or the Cequence Board and accordingly have abstained from voting for or against matters related to the Offer: Howard Crone (the Chief Executive Officer of HFG and the President and Chief Executive Officer of Cequence and a member of the Cequence Board), Hank Swartout (a member of the HFG Board and the Cequence Board) and F. Brenton Perry (a member of the HFG Board and the Cequence Board).

Capital Structure of HFG

The authorized capital of HFG is comprised of an unlimited number of HFG Shares and an unlimited number of first preferred shares, of which 227,682,490 HFG Shares and no preferred shares were issued and outstanding as at the date hereof. As of the date hereof, HFG Options were outstanding, entitling the holder thereof to acquire 125,000 HFG Shares. The HFG Options expire according to their terms on November 7, 2009. To the knowledge of Cequence, there are no other issued and outstanding shares of HFG or securities of HFG convertible into or exchangeable for HFG Shares.

Price Range and Trading Volume of the HFG Shares

The HFG Shares are listed and trade on the TSXV under the symbol “HFG”. The following table sets forth the price ranges and volume traded of the HFG Shares for the periods specified.

	High	Low	Close	Volume
2009
March	$0.25	$0.25	$0.25	0
April	$0.05	$0.05	$0.05	5,000
May	$0.30	$0.20	$0.25	35,000
June	$0.30	$0.20	$0.25	21,250
July	$0.25	$0.15	$0.15	30,000
August	$0.15	$0.05	$0.10	60,000
September(1)	$0.14	$0.12	$0.14	12,500
October 1 to 2	$0.14	$0.14	$0.14	7,500

Note:

(1)	The HFG Shares were halted from trading on the TSXV on September 25, 2009 and resumed trading on September 28. 2009

Dividends and Dividend Policy

Based on publicly available information, during the two (2) years prior to the date hereof, no dividends have been paid on any securities of HFG. The declaration of dividends is at the discretion of the HFG Board, and, subject to the liquidity and solvency tests set forth in the ABCA there are no restrictions on dividend payout.

Previous Purchases and Sales

Based on publicly available information, HFG has not issued or sold any HFG Shares or securities convertible into HFG Shares during the twelve (12) months (excluding the granting of options or distributions of HFG Shares that may have taken place pursuant to the exercise of options, warrants or convertible debentures) prior to the date hereof other than as set forth below.

Date of Issue	Number and Designation of Securities	Price
December 24, 2008	60,885,900 HFG Shares(1)	$0.25

Note:

(1)	Such HFG Shares were sold by HFG on a flow-through basis as part of a private placement for gross proceeds of $15,221,475.

3. BACKGROUND TO AND REASONS FOR THE OFFER

Background to the Offer

On December 24, 2008, Cequence sold 59 net sections of Montney petroleum and natural gas rights, and certain wells and seismic access and interpretations to HFG in exchange for 156,546,590 HFG Shares at a deemed price of $0.20 per HFG Share. Cequence also assumed a $1.0 million tie-in commitment and purchased 5,000,000 HFG Shares for cash at a price of $0.20 per HFG Share. As a result of these transactions, Cequence acquired approximately 71% of the outstanding HFG Shares. Upon completion of the Transactions, the new Cequence management team evaluated Cequence’s interest in HFG and determined it would be in the best interests of Cequence to acquire the remaining HFG Shares it did not already own. On August 27, 2009, Cequence began contacting the Locked-Up Shareholders to discuss the terms upon which such entities would be willing to agree to tender their HFG Shares to the Offer. The Lock-Up Agreements were entered into and discussions with certain major shareholders continued during the period September 11 to September 24, 2009. Cequence’s intention to make the Offer was announced on September 25, 2009. Cormark Securities Inc. acted as financial advisor to Cequence with respect to matters related to the Offer.

Reasons for the Offer

Management of Cequence believes acquiring all of the HFG Shares not currently held by or on behalf of Cequence or its affiliate or associates will result in a number of cost saving synergies, increased efficiencies in the development and exploitation of its interests in the Montney fairway as well as providing significant benefits to HFG Shareholders. In particular, Cequence believes it is a well capitalized company with increased liquidity and access to capital which will allow it to properly capitalize HFG’s assets. Cequence’s capital program is designed to ensure HFG satisfies its obligations to prevent its rights to certain lands from expiring as well as satisfying HFG’s estimated remaining $10.5 million flow-through obligation prior to the end of 2009. The Offer will also provide HFG Shareholders with the opportunity to hold Cequence Shares, which have increased liquidity compared to the HFG Shares.

4. LOCK-UP AGREEMENTS

Cequence has entered into the Lock-Up Agreements with the Locked-Up Shareholders pursuant to which the Locked-Up Shareholders have agreed to tender pursuant to the Offer and not withdraw, except in certain circumstances the HFG Shares beneficially owned by them, representing an aggregate of 53,950,400 HFG Shares or approximately 24% of the currently issued and outstanding HFG Shares (calculated on a diluted basis) or approximately 82% of the currently issued and outstanding HFG Shares (calculated on a diluted basis) not already held by or on behalf of Cequence or its affiliates or associates.

Each of the Locked-Up Shareholders has agreed that, during the period commencing on the date of each Lock-Up Agreement and continuing until the earlier of the termination of each Lock-Up Agreement and Cequence’s take-up of HFG Shares under the Offer, it shall, among other things, not sell, assign, convey or otherwise dispose of any HFG Shares except as may be permitted pursuant to the terms of the Lock-Up Agreements.

Under the Lock-Up Agreements, subject to the termination rights of each party described below, the Locked-Up Shareholders have agreed to unconditionally and irrevocably accept the Offer by depositing an aggregate of 53,950,400 HFG Shares beneficially owned thereby, or over which they exercise control or direction, to the Offer.

Each Lock-Up Agreement may be terminated: (i) by mutual written consent of Cequence and the applicable Locked-Up Shareholder; (ii) by Cequence if the conditions to the Offer have not been satisfied or waived by Cequence on or before the Expiry Time; (iii) by either Cequence or the applicable Locked-Up Shareholder if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the applicable Lock-Up Agreement and such order, decree, ruling or other action shall have become final and non-appealable, provided that the party seeking to terminate the transactions contemplated by the applicable Lock-Up Agreement shall have used all commercially reasonable efforts to remove such order, decree, ruling or injunction; (iv) by either Cequence or the applicable Locked-Up

Shareholder if any representation or warranty by the other party contained in the applicable Lock-Up Agreement shall have been determined by Cequence or the applicable Locked-Up Shareholder to be materially inaccurate (or, in the case of representation and warranties that are themselves qualified by a materiality limitation, determined to be inaccurate) or if either Cequence or the applicable Locked-Up Shareholder determines the other party has breached or failed to comply with, in any material respect, any of its covenants or obligations contained in the applicable Lock-Up Agreement; or (v) by either Cequence or the applicable Locked-Up Shareholder if the HFG Shares deposited in acceptance of the Offer have not been taken up within ninety (90) days following the Initial Expiry Time.

Provided that the Lock-Up Agreements have not been terminated by the Locked-Up Shareholders or Cequence, as the case may be, upon the satisfaction or waiver by Cequence of all of the other conditions to the Offer, Cequence must take-up the HFG Shares in accordance with the terms and conditions of the Offer.

Each of Locked-Up Shareholders must deposit or cause to be deposited its HFG Shares under the Offer at least five (5) Business Days prior to the Initial Expiry Time, and thereafter not withdraw its HFG Shares from the Offer, unless the Lock-Up Agreement, as applicable, terminates in accordance with its terms.

5. HFG OPTIONS

Pursuant to a stock option agreement dated October 17, 2009 between HFG and the HFG Optionholder, HFG granted to the HFG Optionholder the HFG Options to purchase 125,000 HFG Shares at an exercise price of $0.20 per HFG Share. The HFG Options are exercisable in whole or in part, at any time and from time to time on or prior to 4:30 p.m. (Calgary time) on November 7, 2009, after which the HFG Options and all rights granted under the stock option agreement will terminate. The HFG Optionholder will have no rights as an HFG Shareholder other than in respect of HFG Shares of which the HFG Optionholder shall have exercised its right to purchase HFG Shares in accordance with the stock option agreement and paid for.

The Offer is made only for HFG Shares not already held by or on behalf of Cequence or its affiliates or associates and is not made for any HFG Options or any other existing rights to acquire HFG Shares. Any holder of HFG Options or other rights who wishes to accept the Offer must, to the extent permitted thereby and hereby, exercise or convert such options or rights, as the case may be, in order to obtain certificates representing HFG Shares and deposit such HFG Shares in accordance with the Offer.

6. PURPOSE OF THE OFFER AND PLANS FOR HFG

Purpose of the Offer

The purpose of the Offer is to enable Cequence to acquire all of the outstanding HFG Shares not already owned by Cequence and its affiliates, including any HFG Shares which may become outstanding upon the exercise of HFG Options during the Offer Period. If at least 90% of the outstanding HFG Shares, on a fully diluted basis as at the Expiry Time, not presently owned by or on behalf of Cequence or its affiliates or associates are validly tendered pursuant to the Offer, Cequence will elect to invoke a statutory right of Compulsory Acquisition in accordance with the provisions of Part 16 of the ABCA. If Cequence acquires less than 90% of the outstanding HFG Shares not already held by or on behalf of Cequence or its affiliates or associates, Cequence intends to pursue a Second Stage Transaction to acquire the HFG Shares not tendered to Cequence on such terms and conditions as Cequence, at the time, believes to be fair to HFG and the Shareholders. The timing and details of any such transaction will necessarily depend upon a variety of factors, including the number of HFG Shares acquired pursuant to the Offer. See Section 13 of the Offer to Purchase, “Acquisition of HFG Shares Not Deposited”.

Plans for HFG

As a result of the Lock-Up Agreements, Cequence expects that 90% of the currently issued and outstanding HFG Shares (calculated on a diluted basis) not already held by or on behalf of Cequence or its affiliates or associates will be tendered to the Offer. Consequently, provided all of the other conditions to the Offer are satisfied or waived by Cequence, Cequence expects to immediately acquire any remaining HFG Shares not tendered to the Offer pursuant to a Compulsory Acquisition and to delist the HFG Shares from trading on the TSXV and further intends to amalgamate dissolve or wind-up HFG into Cequence or one or more of its affiliates. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

7. ARRANGEMENTS BETWEEN CEQUENCE AND THE DIRECTORS AND OFFICERS OF HFG

Other than compensation certain directors and officers of HFG will receive solely in their capacities as either directors or officers of Cequence, there are no agreements, commitments or understandings made or proposed to be made between Cequence and any of the directors or officers of HFG and no payments or other benefits are proposed to be made or given to such directors or officers by way of compensation for loss of office or to such directors or officers for remaining in or retiring from office if the Offer is successful.

8. ARRANGEMENTS BETWEEN CEQUENCE AND THE SECURITYHOLDERS OF HFG

Other than the Lock-Up Agreements entered into with the Locked-Up Shareholders as described in Section 4 of the Circular “Lock-Up Agreements”, there are no agreements, commitments or understandings made or proposed to be made between Cequence and securityholders of HFG relating to the Offer.

9. OWNERSHIP OF SECURITIES OF HFG

Except in respect of Cequence who owns 161,546,590 HFG Shares or approximately 71% of the currently issued and outstanding HFG Shares (calculated on a diluted basis), neither any director or officer of Cequence, nor, to the knowledge of Cequence after reasonable enquiry, any associate or affiliate of any insider of Cequence, any insider of Cequence other than a director or officer of Cequence, or any person acting jointly or in concert with Cequence in respect of the Offer, beneficially owns or exercises control or direction over, any securities of HFG.

10. BENEFITS FROM THE OFFER

To the knowledge of Cequence after reasonable enquiry, no person named under Section 9 of the Circular, “Ownership of Securities of HFG”, will receive any direct or indirect benefit from the consummation of the Offer or Compulsory Acquisition or from accepting or refusing to accept the Offer, other than the consideration available to any Shareholder who participates in the Offer.

11. TRADING IN SECURITIES OF HFG

To the knowledge of Cequence after reasonable enquiry, during the six (6) months period, no securities of HFG have been purchased or sold by Cequence, any director or officer of Cequence, any associate or affiliate of an insider of Cequence, any insider of Cequence other than a director or officer of Cequence, or any person acting jointly or in concert with Cequence in respect of the Offer.

12. COMMITMENTS TO ACQUIRE SECURITIES OF HFG

Except in respect of the Offer and the Lock-Up Agreements, neither Cequence, nor any director or officer of Cequence, nor, to the knowledge of Cequence after reasonable enquiry, any associate or affiliate of an insider of Cequence, any insider of Cequence other than a director or officer of Cequence, or any person acting jointly or in concert with Cequence in respect of the Offer, has any agreement, commitment or understanding to acquire securities of HFG.

13. ARRANGEMENTS WITH OR RELATING TO HFG

Other than the Services Agreement as described in Section 2 of the Circular “HFG Holdings Inc.”, there are no agreements, commitments or understandings made between Cequence and HFG relating to the Offer and there are no other agreements, commitments or understandings of which Cequence is aware that could affect control of HFG that Cequence has access to and that can reasonably be regarded as material to a securityholder of HFG in deciding whether to deposit HFG Shares under the Offer.

14. EFFECT OF THE OFFER ON MARKET AND LISTING

The purchase of the HFG Shares by Cequence pursuant to the Offer will reduce the number of Shareholders, and, depending on the number of Shareholders depositing and the number of HFG Shares purchased under the Offer, could adversely affect the liquidity and market value of the remaining HFG Shares held by Shareholders other than Cequence. After the purchase of HFG Shares under the Offer, HFG may cease to be subject to the financial reporting and proxy solicitation requirements of the ABCA and applicable Securities Laws.

The rules and regulations of the TSXV establish certain criteria which, if not met, could lead to the delisting of the HFG Shares from such exchange. Among such criteria are the number of Shareholders, the number of HFG Shares publicly held and the aggregate market value of the HFG Shares publicly held. Depending on the number of HFG Shares purchased pursuant to the Offer, it is possible that the HFG Shares would fail to meet the criteria for continued listing on the TSXV. If this were to happen, the HFG Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such HFG Shares. It is the intention of Cequence to apply to delist the HFG Shares from the TSXV as soon as practicable after completion of the Offer, Compulsory Acquisition or any Second Stage Transaction.

If the HFG Shares are delisted, it is possible that such shares would be traded in the over the counter market and that price quotations for those shares would be reported through the Canadian over the counter automated trading system. The extent of the public market for the shares and the availability of such quotations would, however, depend upon the number of Shareholders remaining at such time, the interest in maintaining a market in such shares on the part of brokerage houses and other factors.

15. OTHER MATERIAL FACTS

Cequence is not aware of any material facts concerning the securities of HFG or any other matters not disclosed in the Offer to Purchase or Circular that have not previously been generally disclosed that would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer.

16. ACCEPTANCE OF THE OFFER

With the exception of those Locked-Up Shareholders who have entered into the Lock-Up Agreements, Cequence has no knowledge of whether any Shareholders will accept the Offer. See Section 7 and Section 8 of the Circular, “Arrangements Between Cequence and the Directors and Officers of HFG” and “Arrangements Between Cequence and the Securityholders of HFG”.

17. CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

In the opinion of Macleod Dixon LLP, counsel to Cequence, the following is, as of the date hereof, a fair and adequate summary of the principal Canadian federal income tax considerations generally applicable to a HFG Shareholder who disposes of their HFG Shares pursuant to the Offer, and who, for the purposes of the Tax Act and at all relevant times holds its HFG Shares, and will hold any Cequence Shares acquired under the Offer, as capital property and deals at arm’s length with, is not affiliated with, each of HFG and Cequence. HFG Shares and Cequence Shares will generally be considered to be capital property to a HFG Shareholder unless the holder either holds such shares in the course of carrying on a business or has acquired such shares in a transaction or transactions considered to be an adventure in the nature of trade. Certain HFG Shareholders who are residents of Canada for purposes of the Tax Act and whose HFG Shares or Cequence Shares might not otherwise qualify as capital property may, in some circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such shares and every other “Canadian security” (as defined in the Tax Act) owned by such HFG Shareholder deemed to be capital property in the taxation year of the election and in all subsequent taxation years.

This summary is not applicable to a HFG Shareholder that is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act, a “specified financial institution” as defined in the Tax Act or an interest in which is a “tax shelter investment” for the purposes of the Tax Act. Any such HFG Shareholders should consult their own tax advisors. This summary is not applicable to a HFG Shareholder who, immediately following the completion of the Offer, either alone or together with other persons with whom such HFG Shareholder does not deal at arm’s length, controls Cequence or beneficially owns Cequence Shares which have a fair market value in excess of 50% of the fair market value of all of the outstanding Cequence Shares immediately following completion of the Offer.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the “Tax regulations”), and counsel’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency (the “CRA”). This summary also takes into account all specific proposals to amend the Tax Act and the Tax Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in the law, whether by way of legislative, judicial or governmental action or decision, or changes in the administrative or assessing practices of the CRA. This summary also does not take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those described herein.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal, business or tax advice or representations to any particular HFG Shareholder. Accordingly, HFG Shareholders are advised and expected to consult with their own tax advisors for advice regarding the income tax consequences to them of disposing of their HFG Shares pursuant to the Offer, having regard to their particular circumstances.

Shareholders Resident in Canada

This portion of the summary is generally applicable to a HFG Shareholder who, for the purpose of the Tax Act and at all relevant times is, or is deemed to be, resident in Canada (in this section, a “Resident Shareholder”).

Accepting the Offer

A Resident Shareholder who disposes of their HFG Shares pursuant to the Offer for Cequence Shares will, unless the Resident Shareholder chooses to recognize a capital gain or capital loss on the exchange of the Resident Shareholder’s HFG Shares for Cequence Shares as described in the immediately subsequent paragraph, be deemed to have disposed of such HFG Shares for proceeds of disposition equal to the Resident Shareholder’s adjusted cost base thereof. Such Resident Shareholder would therefore neither recognize a capital gain nor a capital loss in respect of the disposition and would be deemed to acquire their Cequence Shares at a cost which is equal to the adjusted cost base of their HFG Shares. This cost will be averaged with the adjusted cost base of all other Cequence Shares held by such Resident Shareholder as capital property for the purpose of determining the adjusted cost basis of all Cequence Shares held by such Resident Shareholder.

Notwithstanding the foregoing, Resident Shareholders who receive Cequence Shares in exchange for their HFG Shares may, if they so choose, recognize a capital gain (or a capital loss) in respect of such disposition by reporting the same in their income tax return for the taxation year during which the disposition occurred. Such capital gain (or capital loss) will be equal to the amount by which the fair market value of the Cequence Shares received exceeds (or is exceeded by) the aggregate of the adjusted cost base of the HFG Shares exchanged and any reasonable costs of making the disposition. In such circumstances, the cost of the Cequence Shares acquired will be equal to the fair market value thereof. This cost will be averaged with the adjusted cost base of all other Cequence Shares held by such Resident Shareholder as capital property for the purpose of determining the adjusted cost basis of all Cequence Shares held by such Resident Shareholder.

A Resident Shareholder who chooses to realize a capital gain or a capital loss on the disposition of their HFG Shares will generally be required to include in income one-half of any such capital gain (“taxable capital gain”) and may apply one-half of any such capital loss (“allowable capital loss”) against taxable capital gains in accordance with the detailed rules in the Tax Act. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such years in accordance with the detailed rules of the Tax Act. The amount of any capital loss realized by a Resident Shareholder that is a corporation or certain partnerships or trusts may be reduced in certain circumstances in respect of dividends previously received or deemed to be received on the HFG Shares to the extent and under the circumstances described in the Tax Act or may be denied where such Resident Shareholder acquired the HFG Shares in a transaction subject to the stop-loss rules.

A Resident Shareholder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay the refundable tax of 6 2/3% on its “aggregate investment income” (as defined in the Tax Act), including taxable capital gains.

Acquisition of HFG Shares Not Deposited

Compulsory Acquisition

As outlined in the Offer to Purchase under the heading “Acquisition of HFG Shares Not Deposited”, Cequence may, in certain circumstances, acquire HFG Shares not deposited under the Offer pursuant to a Compulsory Acquisition or pursuant to the exercise of dissent rights on such an acquisition. A Resident Shareholder whose HFG Shares are so acquired by Cequence solely in consideration for Cequence Shares will generally be subject to the same tax treatment as described above with respect to a disposition of HFG Shares for Cequence Shares under the Offer.

Where a Resident Shareholder’s HFG Shares are disposed of pursuant to the exercise of dissent rights, the Resident Shareholder may not qualify for any tax deferral to the extent any cash proceeds are received pursuant to the exercise of such dissent rights. Further, a dissenting Resident Shareholder may be subject to tax on any interest or dividends paid or deemed to be paid as a result of the exercise of dissent rights.

Second Stage Transaction

If Cequence is unable to make a Compulsory Acquisition, Cequence may propose a Second Stage Transaction as outlined in the Offer to Purchase. The tax consequences of such a transaction to a Shareholder will depend upon the exact manner in which the transaction is carried out and may be substantially the same as, or materially different from, that described herein for Shareholders who dispose of their HFG Shares pursuant to the Offer. To the extent that any Second Stage Transaction is proposed by Cequence, Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their HFG Shares acquired pursuant to such transaction.

Shareholders Not Resident in Canada

This portion of the summary is applicable to a HFG Shareholder who, at all relevant times, is neither resident nor deemed to be resident in Canada for the purposes of the Tax Act and any applicable income tax treaty (a “Non-Resident Shareholder”). This summary is not applicable to Non-Resident Shareholders who are non-resident insurers carrying on an insurance business in Canada and elsewhere. Any such Non-Resident Shareholder should consult their own tax advisor with respect to the exchange of HFG Shares for Cequence Shares.

Accepting the Offer

Non-Resident Shareholders who hold HFG Shares that are not “taxable Canadian property” within the meaning of the Tax Act will not be subject to Canadian tax upon the disposition of their HFG Shares pursuant to the Offer.

Generally, HFG Shares will not be taxable Canadian property at a particular time to a Non-Resident Shareholder provided that the HFG Shares are listed on a prescribed stock exchange (which includes the TSXV) at that time, unless: (a) at any time during the sixty month period immediately preceding the disposition of the HFG Shares by such Non-Resident Shareholder, the Non-Resident Shareholder, persons not dealing at arm’s length with such Non-Resident Shareholder, or the Non-Resident Shareholder together with all such persons, owned not less than 25% of the issued shares of any class or series of the capital stock of HFG; or (b) the Non-Resident Shareholder’s HFG Shares were acquired in certain types of tax deferred exchanges in consideration for property that was itself taxable Canadian property.

Non-Resident Shareholders whose HFG Shares constitute taxable Canadian property will generally be subject to taxation on the same basis as Resident Shareholders as described above under “Shareholders Resident in Canada - Accepting the Offer”. Non-Resident Shareholders whose HFG Shares constitute taxable Canadian property may nonetheless be exempted from taxation on capital gains to the extent that they can avail themselves of the provisions of a bilateral tax treaty between Canada and their jurisdiction of residence. However, based on the assumption that the value of the HFG Shares is derived principally from real property in Canada, the Canada-United States Income Tax Convention, 1980 would not provide such an exemption for a Non-Resident Shareholder who is a resident of the United States for the purposes of such convention and whose HFG Shares constitute taxable Canadian property. Conversely, to the extent a Non-Resident Shareholder realizes a capital loss from the disposition of their HFG Shares, the amount of the capital loss may not be deductible against capital gains of a

Non-Resident Shareholder for the purposes of the Tax Act. Non-Resident Shareholders whose HFG Shares are or may be taxable Canadian property to them are urged to consult with their own tax advisors with respect to the Canadian federal tax consequences to them of disposing of HFG Shares pursuant to the Offer.

Acquisition of HFG Shares Not Deposited

Compulsory Acquisition

As outlined in the Offer to Purchase, Cequence may, in certain circumstances, acquire HFG Shares not deposited under the Offer pursuant to a Compulsory Acquisition or pursuant to the exercise of dissent rights on such an acquisition. The consequences under the Tax Act to a Non-Resident Shareholder disposing of HFG Shares under a Compulsory Acquisition, or pursuant to the exercise of dissent rights in connection therewith, will generally be as described above for Non-Resident Shareholders who accept the Offer. Where HFG Shares are acquired from a Non-Resident Shareholder pursuant to the exercise of a dissent right, it is possible that the Non-Resident Shareholder will be awarded interest by a court. Interest paid, deemed to be paid or otherwise credited to a Non-Resident Shareholder or a partnership that is not a “Canadian partnership” for the purposes of the Tax Act as a result of such an award, who is dealing at arm’s length with the payer will not be subject to non-resident withholding tax under the Tax Act. Dividends deemed to be paid to such a Non-Resident Shareholder by HFG as a result of the exercise of dissent rights, will be subject to non-resident withholding tax under the Tax Act at the rate of 25%, although such rate may be reduced under the provisions of an income tax treaty between Canada and the Non-Resident Shareholder’s jurisdiction of residence. Non-Resident Shareholders whose HFG Shares are acquired pursuant to a Compulsory Acquisition should consult their tax advisors for advice having regard to their particular circumstances.

Second Stage Transaction

The consequences under the Tax Act of a Second Stage Transaction to a Non-Resident Shareholder will depend upon the exact manner in which the transaction is carried out and may be substantially the same as or materially different from that described herein for Non-Resident Shareholders that dispose of their HFG Shares pursuant to the Offer. To the extent that any Second Stage Transaction is proposed by Cequence, Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their HFG Shares acquired pursuant to such transaction.

18. DEPOSITARY

Cequence has engaged Valiant Trust Company to act as Depositary for the receipt of certificates in respect of HFG Shares and related Letters of Transmittal and Notices of Guaranteed Delivery deposited under the Offer. The Depositary has also been engaged to make the payments for HFG Shares purchased by Cequence pursuant to the Offer. The Depositary will receive reasonable and customary compensation from Cequence for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith.

Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Depositary at its address shown on the last page of this document.

19. LEGAL MATTERS

Legal matters on behalf of Cequence will be passed upon by Macleod Dixon LLP, Canadian counsel to Cequence.

20. TRANSACTION EXPENSES

Cequence estimates that expenses in the aggregate amount of $400,000 will be incurred by Cequence in connection with the Offer, including legal, accounting, filing and printing costs, depositary fees, the cost of preparation and mailing of the Offer, and fees or expenses in connection with the Compulsory Acquisition (and not including any fees or expenses which may be incurred in connection with any Second Stage Transaction).

21. FINANCIAL STATEMENTS

A copy of HFG’s latest financial statements may be obtained without charge by contacting the Chief Financial Officer of HFG, at (403) 806-4041. HFG’s latest financial statements are also available on SEDAR at www.sedar.com.

22. STATEMENT OF RIGHTS

Securities legislation in the provinces and territories of Canada provides securityholders of HFG with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those securityholders. However, such rights must be exercised within prescribed time limits. Securityholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

23. APPROVAL OF OFFER AND TAKEOVER BID CIRCULAR

The contents of the Offer to Purchase and Circular have been approved and the sending, communication or delivery thereof to the Shareholders has been authorized by the Cequence Board.

CONSENTS

TO:	The Directors of Cequence Energy Ltd.

We refer to the take-over bid circular dated October 6, 2009 of Cequence Energy Ltd. (the “Company”) relating to the offer by the Company to purchase all of the common shares of HFG Holdings Inc. not already owned by the Company and its affiliates.

We hereby consent to the use of our opinion contained under “Canadian Federal Income Tax Considerations” in the above mentioned take-over bid circular.

Calgary, Alberta

October 6, 2009

(Signed) MACLEOD DIXON LLP

TO:	The Directors of Cequence Energy Ltd.

We have read the take-over bid circular dated October 6, 2009 of Cequence Energy Ltd. (the “Company”) relating to the offer by the Company to purchase all of the common shares of HFG Holdings Inc. not already owned by the Company and its affiliates. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned take-over bid circular of our audit report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2008 and 2007 and the consolidated statements of operations, comprehensive income (loss) and deficit and cash flows for the years then ended. Our report is dated March 6, 2009.

Calgary, Alberta

October 6, 2009

(Signed) COLLINS BARROW CALGARY LLP

TO:	The Directors of Cequence Energy Ltd.

We refer to the take-over bid circular dated October 6, 2009 of Cequence Energy Ltd. (the “Company”) relating to the offer by the Company to purchase all of the common shares of HFG Holdings Inc. not already owned by the Company and its affiliates.

We consent to the incorporation by reference in the above-mentioned take-over bid circular of our reports dated February 6, 2009 and March 5, 2009.

Calgary, Alberta

October 6, 2009

(Signed) GLJ PETROLEUM CONSULTANTS LTD.

TO:	The Directors of Cequence Energy Ltd.

We have read the take-over bid circular dated October 6, 2009 of Cequence Energy Ltd. (the “Company”) relating to the offer by the Company to purchase all of the common shares of HFG Holdings Inc. not already owned by the Company and its affiliates. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the use in the above-mentioned take-over bid circular of our audit report to the directors of the Company on the schedules of net operating income relating to certain petroleum and natural gas property interests and facilities in the Peace River Arch area of Northwest Alberta for the years ended December 31, 2008 and 2007. Our report is dated September 28, 2009.

Calgary, Alberta

October 6, 2009

(Signed) COLLINS BARROW CALGARY LLP

TO:	The Directors of Cequence Energy Ltd.

We refer to the take-over bid circular dated October 6, 2009 of Cequence Energy Ltd. (the “Company”) relating to the offer by the Company to purchase all of the common shares of HFG Holdings Inc. not already owned by the Company and its affiliates.

We consent to the incorporation by reference in the above-mentioned take-over bid circular of our report dated October 1, 2009.

Calgary, Alberta

October 6, 2009

(Signed) AJM Petroleum Consultants

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated: October 6, 2009

CEQUENCE ENERGY LTD.

(Signed) Howard Crone President and Chief Executive Officer	(Signed) David Gillis Chief Financial Officer and Vice President, Finance

On behalf of the Board of Directors
(Signed) Donald Archibald Director	(Signed) Richard Thompson Director

Appendix “A”

SCHEDULES OF NET OPERATING INCOME OF THE PEACE RIVER ASSETS

Auditors’ Report

To the Directors

Cequence Energy Ltd.

We have audited the schedules of net operating income relating to certain petroleum and natural gas property interests and facilities in the Peace River Arch area of Northwest Alberta (“Peace River Assets”) for the years ended December 31, 2008 and 2007. This financial information is the responsibility of the management of Cequence Energy Ltd. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial information.

In our opinion, these schedules present fairly, in all material respects, the revenues, royalties, operating expenses and transportation expenses of the Peace River Assets for the years ended December 31, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

(signed) “Collins Barrow Calgary LLP”
CHARTERED ACCOUNTANTS

Calgary, Alberta

September 28, 2009

PEACE RIVER ASSETS

Schedules of Net Operating Income of the Peace River Assets

(000’s)

	Six Months Ended June 30, 2009 (unaudited)	Six Months Ended June 30, 2008 (unaudited)	Twelve Months Ended December 31, 2008	Twelve Months Ended December 31, 2007
Revenues
Production revenue	$7,493	$9,506	$23,503	$14,976
Royalty expenses	1,819	2,026	5,295	2,949

	5,674	7,480	18,208	12,027

Expenses
Operating expenses	2,023	901	3,001	2,207
Transportation expenses	352	254	647	509

	2,375	1,155	3,648	2,716

Net operating income	$3,299	$6,325	$14,560	$9,311

See accompanying notes to schedules of net operating income.

PEACE RIVER ASSETS

Notes to the Schedule of Net Operating Income

(000’s)

1.	Basis of Presentation

On August 17, 2009, Cequence Energy Ltd. (“Cequence”) entered into a purchase and sale agreement to acquire certain petroleum and natural gas property interests and facilities in the Peace River Arch area of Northwest Alberta (“Peace River Assets”). The transaction was classified as a significant acquisition for securities legislation purposes. The schedules of net operating income represents the acquired portion of net operating income of the Peace River Assets for the years ended December 31, 2008 and 2007 and for the six months ended June 30, 2009 and 2008.

The Schedules of Net Operating Income have been derived from the accounting records of the vendor (“Vendor”) of the Peace River Assets. The Schedules may not necessarily reflect the net operations in future periods, nor do they necessarily reflect the net operations that would have been realized had the properties been a stand-alone entity during the years presented. These Schedules do not include any provision for asset retirement costs, future capital costs, impairment of unevaluated properties, general and administrative expenses, interest, depletion or income taxes as these are based on the total operations of the Vendor of which the selected properties form only a part of total operations. This information is provided to assist the reader in determining the relative impact of the properties on the financial results for the years presented.

The Schedules of Net Operating Income have been prepared to provide specific information on the revenues and direct production costs for certain production acquired by Cequence. Readers are cautioned that this information should not be used for general purposes.

2.	Significant Accounting Policies

The Schedules of Net Operating Income have been prepared by management of Cequence following Canadian generally accepted accounting principles. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Revenue associated with the sale of crude oil, natural gas, natural gas liquids and sulphur is recognized when title passes to the customer.

Royalties - Royalties include amounts payable based on the production and delivery of the respective commodities.

Operating Expenses - Operating expenses include all costs related to the lifting, gathering, and processing of crude oil, natural gas and related products.

Transportation Expenses - Transportation expenses include all costs associated with the delivery of crude oil, natural gas and related products to the point where title to the product passes to a third party.

Joint Venture Operations - Certain of the Vendor’s oil and gas activities are conducted jointly with others. The Schedules of Net Operating Income reflect only Cequence’s proportionate interest in such activities.

Appendix “B”

UNAUDITED PRO FORMA OPERATING STATEMENTS

CEQUENCE ENERGY LTD.

Pro Forma Net Operating Statements

For the Six Month Period Ended June 30, 2009

(Unaudited)

(000’s)

	Cequence Energy Ltd.	Peace River Assets	Pro Forma Consolidated
Revenues
Production revenue	$8,628	$7,493	$16,121
Royalty expenses	1,185	1,819	3,004

	7,443	5,674	13,117

Expenses
Operating expenses	4,498	2,023	6,521
Transportation expenses	485	352	837

	4,983	2,375	7,358

Net operating income	$2,460	$3,299	$5,759

See accompanying notes to pro forma consolidated financial statements.

CEQUENCE ENERGY LTD.

Pro Forma Net Operating Statements

For the Year Ended December 31, 2008

(Unaudited)

(000’s)

	Cequence Energy Ltd.	Peace River Assets	Pro Forma Consolidated
Revenues
Production revenue	$48,674	$23,503	$72,177
Royalty expenses	5,753	5,295	11,048

	42,921	18,208	61,129

Expenses
Operating expenses	12,771	3,001	15,772
Transportation expenses	1,336	647	1,983

	14,107	3,648	17,755

Net operating income	$28,814	$14,560	$43,374

See accompanying notes to pro forma consolidated financial statements.

CEQUENCE ENERGY LTD.

Notes to Pro Forma Net Operating Statements

Six months ended June 30, 2009 and year ended December 31, 2008

(Unaudited)

(000s)

1.	Basis of Presentation:

On September 24, 2009 Cequence Energy Ltd. (“Cequence”) closed the acquisition of certain petroleum and natural gas property interests and facilities in the Peace River Arch area of Northwest Alberta (“Peace River Assets”). The unaudited pro forma net operating statements have been prepared from the following:

•	Cequence’s audited consolidated financial statements for the year ended December 31, 2008 and the unaudited interim consolidated financial statements for the six months ended June 30, 2009;

•

The audited schedules of net operating income of the Peace River Assets for the year ended December 31, 2008 and the unaudited interim schedules of net operating income of the Peace River Assets for the six months ended June 30, 2009.

The Pro Forma Net Operating Statements do not include any provision for depletion and depreciation, asset retirement obligations, commodity price derivatives, future capital costs, impairment of unevaluated properties, general and administrative costs, interest and income taxes as these amounts are based on the consolidated operations of Cequence. In the opinion of management, the Pro Forma Financial Statements include all material adjustments necessary for a fair presentation in accordance with Canadian generally accepted accounting principles. The Pro Forma Net Operating Statements may not be indicative of the results that actually would have occurred if the events reflected therein had taken place on the dates indicated or of the results which may be obtained in the future.

Accounting policies used in the preparation of the Pro Forma Net Operating Statements are in accordance with those disclosed in the audited consolidated financial statements as at and for the year ended December 31, 2008 (Note 2).

The Pro Forma Net Operating Statements have been prepared from information derived from and should be read in conjunction with the unaudited interim consolidated financial statements of Cequence Energy Ltd. as at and for the six months ended June 30, 2009, the audited consolidated financial statements of Cequence as at and for the year ended December 31, 2008, the schedules of net operating income of the Peace River Assets for the year ended December 31, 2008 and the unaudited interim schedules of net operating income of the Peace River Assets for the six month period ended June 30, 2009 all as included or incorporated by reference in this Takeover Bid Circular.

2.	Significant Accounting Policies

Revenues – Revenues from the sale of oil, natural gas and natural gas liquids is recognized at the time the product is produced and sold.

Royalties – Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with applicable regulations or the terms of individual royalty agreements.

Operating Expenses – Operating expenses include amounts incurred to bring oil, natural gas and natural gas liquids to the surface, gather, process, treat and store the product in the field.

Office of the Depositary is:

VALIANT TRUST COMPANY

By Mail, Hand or Courier

Valiant Trust Company

Suite 310, 606 – 4th Street S.W.

Calgary, Alberta

T2P 1T1

Attention: Reorganization Department

Inquiries

Telephone: (403) 233-2801

Toll Free: 1-866-313-1872

Fax: (403) 233-2847

E-Mail: inquiries@valianttrust.com

Any questions and requests for assistance may be directed by Shareholders to the

Depositary at the telephone numbers and location set forth above.

The instructions accompanying the Letter of Transmittal should be read carefully before completion. The Depositary (see the back page of this document for address and telephone numbers) or your broker or other financial advisor will assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL

to accompany certificates for common shares

HFG HOLDINGS INC.

to be deposited pursuant to the Offer dated October 6, 2009 of

CEQUENCE ENERGY LTD.

The terms and conditions of the offer (the “Offer”) set forth in the Offer to Purchase of Cequence Energy Ltd. (the “Offeror”) dated October 6, 2009 and the accompanying Circular are incorporated by reference in this letter of transmittal (the “Letter of Transmittal”). Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer have the respective meanings set out in the Offer to Purchase and Circular.

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificates for the common shares (the “HFG Shares”) of HFG Holdings Inc. (“HFG”) deposited pursuant to the Offer. The Offer will be open for acceptance until 5:00 p.m. (Calgary time), on November 12, 2009 (the “Expiry Time”) unless the Offer is extended or withdrawn. Shareholders whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary at or prior to the Expiry Time may deposit such HFG Shares in accordance with the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH BELOW WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY. YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW.

THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER TO PURCHASER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits of HFG Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

Please carefully read the instructions set out herein before completing this Letter of Transmittal.

TO:	CEQUENCE ENERGY LTD.
AND TO:	VALIANT TRUST COMPANY, as Depositary

The undersigned delivers to you the enclosed certificate(s) for HFG Shares, details of which are as follows:

(see Item 1, 6 and 7 of the Instructions)

Certificate Number	Name in which Registered	Number of HFG Shares Deposited (see Item 6 of the Instructions for Partial Tenders)

TOTAL:

(Attach list in the above form, if necessary)

HFG SHAREHOLDER REPRESENTATIONS, WARRANTIES, ACKNOWLEDGEMENTS AND

AGREEMENTS

The undersigned:

(a)	acknowledges receipt of the Offer to Purchase and the accompanying Circular;

(b)	delivers to you the enclosed certificate(s) representing HFG Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for and in respect of the HFG Shares represented by such certificates (the “Purchased Securities”) and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to the Offeror all right, title and interest in and to the Purchased Securities, including any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after the date of the Offer (collectively, the “Other Securities”), effective on and after the date the Offeror takes up and pays for the Purchased Securities (the “Effective Date”);

(c)	represents and warrants that the undersigned has full power and authority to deposit, sell, assign and transfer the Purchased Securities and any Other Securities and that when the Purchased Securities and any Other Securities are taken up and paid for by the Offeror, the Offeror will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever;

(d)	represents and warrants that the undersigned owns the Purchased Securities being deposited within the meaning of applicable securities laws;

(e)	represents and warrants that the deposit of the Purchased Securities complies with applicable securities laws;

(f)	represents and warrants that the jurisdiction of residence of the undersigned is as specified below;

(g)	directs the Offeror and the Depositary, upon the Offeror taking up the Purchased Securities: (a) to issue or cause to be issued a certificate representing common shares (the “Cequence Shares”) of Cequence to which the undersigned is entitled for the Purchased Securities under the Offer in the name indicated below and to send such certificate representing Cequence Shares by first class insured mail, postage prepaid, to the address, or to hold the same for pickup, as indicated in this Letter of Transmittal; and (b) to return any certificates for HFG Shares not purchased under the Offer to the address indicated in Block A (and if no name, address or delivery instructions are indicated, to the undersigned at the address of the undersigned as shown on the registers maintained by HFG);

(h)	irrevocably constitutes and appoints any officer of the Offeror, and each of them and any other persons designated by the Offeror in writing, the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Purchased Securities taken up and paid for under the Offer, and with respect to any and all Other Securities, effective on and after the Effective Date, with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest):

(i)	to register or record, transfer and enter the transfer of Purchased Securities and any Other Securities on the appropriate register of shareholders maintained by HFG; and

(ii)

except as otherwise may be agreed, to exercise any and all rights of the undersigned, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities and/or any Other Securities, revoke any such instrument, authorization or consent given prior to or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the undersigned in respect of such Purchased Securities and/or Other Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of HFG Shares (or adjournment thereof), and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Securities, any and all cheques or other instruments, respecting any distribution payable to or to the order of such registered holder in respect of the Purchased Securities;

(i)	as of the Effective Date, revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Purchased Securities;

(j)	agrees, effective on and after the Effective Date, not to vote any of the Purchased Securities and/or Other Securities at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of HFG and, except as may otherwise be agreed, not to exercise any or all of the other rights or privileges attached to the Purchased Securities and/or Other Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy or proxy nominee or nominees of the holder of the Purchased Securities and/or Other Securities and acknowledges that upon such appointment, all prior proxies given by the holder of such Purchased Securities and/or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by the holder with respect thereto;

(k)	agrees, if HFG should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the HFG Shares which is or are payable or distributable to the shareholders of record on a record date which is prior to the date of transfer into the name of the Offeror or its nominees or transferees on the registers maintained by HFG of such HFG Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution or right will be received and held by the depositing Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the undersigned to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution or right, and the Offeror may withhold the entire consideration payable by the Offeror pursuant to the Offer or deduct from the consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion;

(l)	covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities and/or Other Securities to the Offeror;

(m)	acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned;

(n)	by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any HFG Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on the Offeror, the Depositary, or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice; and

(o)	acknowledges and agrees that: (i) no fractional Cequence Shares will be issued; (ii) fractional interests will be rounded to the nearest whole number as in the manner set forth in the Offer to Purchase; and (iii) in calculating such fractional interest, all HFG Shares held by the undersigned shall be aggregated.

FORM OF PAYMENT

Under the Offer, the undersigned hereby agrees to receive for the Purchased Securities a certificate representing 0.04 Cequence Shares for each deposited HFG Share as per the instructions of the HFG Shareholder in this Letter of Transmittal.

BLOCK A	BLOCK B

ISSUE CERTIFICATE FOR CEQUENCE SHARES IN THE NAME OF (please print or type):	SEND CERTIFICATE FOR CEQUENCE SHARES (UNLESS BLOCK C IS CHECKED) TO (please print or type):

☐ Same address as Block A or to:
(Name)
(Name)
(Street Address and Number)
(City and Province or State)	(Street Address and Number)

(Country and Postal/Zip Code)	(City and Province or State)

(Telephone - Business Hours)	(Country and Postal/Zip Code)

(Tax Identification or Social Security No.)

BLOCK C

☐	HOLD CERTIFICATE FOR CEQUENCE SHARES FOR PICKUP AT THE PRINCIPAL OFFICE OF THE DEPOSITARY IN CALGARY, ALBERTA

BLOCK D

DEPOSITS PURSUANT TO NOTICE OF GUARANTEED DELIVERY

(see Item 2 of the Instructions)

☐	CHECK HERE IF HFG SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE CALGARY, ALBERTA OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type):

Name of Registered Holder:

Date of Execution of Notice of Guaranteed Delivery:

Name of Institution which Guaranteed Delivery:

BLOCK E

IF THE OFFEROR DOES NOT TAKE UP AND PAY UNDER THE OFFER, PLEASE RETURN CERTIFICATE(S) FOR HFG SHARES TO:	IN THE CASE OF A PARTIAL TENDER (SEE INSTRUCTION 6) NEW CERTIFICATE(S) FOR HFG SHARES ARE TO BE ISSUED AS ONE CERTIFICATE OR:
(please print or type)

☐ same address as Block A or:	☐ in the following denominations (please print or type):
(Name)
(Street Address and Number)
(City and Province or State)	AND DELIVERED TO:
☐ Same address as Block A

(Country and Postal (Zip) Code)	☐ Same address as Block B

Signature guaranteed by (if required under Instruction 4):	Dated: ____________________________, 2009.

Authorized Signature	Signature of Shareholder or Authorized Representative (see Instruction 5)

Name of Guarantor (please print or type)	Name of Shareholder (please print or type)

Name of Authorized Representative, if applicable (please print or type)	Address (please print or type)
Area Code & Telephone Number during Business Hours:

( )

INSTRUCTIONS

1.	Use of Letter of Transmittal.

(a)	This Letter of Transmittal together with accompanying certificates representing the Purchased Securities must be received by the Depositary at the office specified below prior to the Expiry Time, unless the Offer is extended or withdrawn or unless the procedures for guaranteed delivery set out in paragraph 2 below are employed.

(b)	The method used to deliver this Letter of Transmittal and any accompanying certificates representing HFG Shares is at the option and risk of the shareholder, and delivery will be deemed effective only when such documents are actually received. The Offeror recommends that the necessary documentation be hand delivered to the Depositary, at the office specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose HFG Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those HFG Shares.

2.	Procedures for Guaranteed Delivery. If a Shareholder wishes to deposit HFG Shares pursuant to the Offer and (i) the certificate(s) representing such HFG Shares are not immediately available, or (ii) the certificate(s) representing such HFG Shares and all other required documents cannot be delivered to the Depositary prior to the Expiry Time, such HFG Shares may nevertheless be deposited provided that all of the following conditions are met:

(a)	such a deposit is made by or through an Eligible Institution (as defined below);

(b)	a properly completed and duly executed Notice of Guaranteed Delivery in the form accompanying this Letter of Transmittal or a manually signed facsimile thereof is received by the Depositary at its office in Calgary, Alberta as set forth in the Notice of Guaranteed Delivery on or prior to the Expiry Time; and

(c)	the certificates representing the HFG Shares in proper form for transfer, together with a properly completed and duly executed copy of this Letter of Transmittal, must be received by the Depositary at its office in Calgary, Alberta as set forth in the Notice of Guaranteed Delivery on or before 5:00 p.m. (Calgary time) on the third trading day on the TSX Venture Exchange after the Expiry Time.

An “Eligible Institution” means a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the Financial Industry Regulatory, Inc. or banks and trust companies in the United States).

3.	Signatures. This Letter of Transmittal must be completed and signed by the Shareholder accepting the Offer or by such Shareholder’s duly authorized representative (in accordance with paragraph 5 below).

(a)	If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b)	If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s):

(i)	such deposited certificate(s) must be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)	the signature(s) on such power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in instruction 4 below.

4.	Guarantee of Signatures. If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Purchased Securities or if Purchased Securities not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of HFG, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5.	Fiduciaries, Representatives and Authorizations. Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Offeror or the Depositary at its discretion, may require additional evidence of authority or additional documentation.

6.	Partial Tenders. If less than the total number of HFG Shares evidenced by any certificate submitted is to be deposited, fill in the number of HFG Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of HFG Shares not deposited will be sent to the registered holder as soon as practicable after the Expiry Time. The total number of HFG Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7.	Miscellaneous.

(a)	If the space on this Letter of Transmittal is insufficient to list all certificates for Purchased Securities, additional certificate numbers and number of Purchased Securities may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Purchased Securities are registered in different forms (e.g., “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted. All depositing Shareholders, by execution of this Letter of Transmittal, waive any right to receive any notice of acceptance of the Purchased Securities for payment.

(d)	The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Alberta and the laws of Canada applicable therein and the shareholder covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(e)	Additional copies of the Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at its office at the address listed on the last page of this document.

8.	Commissions and Stock Transfer Taxes. No brokerage fees or commissions will be payable if the Offer is accepted by depositing HFG Shares directly with the Depositary. The Offeror will pay any stock transfer taxes with respect to the transfer and sale of Purchased Securities to it or its order by the registered owner pursuant to the Offer. If, however, cheques to be received pursuant to the Offer are to be issued to, or if the certificates for Purchased Securities not deposited or purchased are to be registered in the name of, any person other than the registered owner, or if certificates for Purchased Securities are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered owner or such other person) payable on account of the transfer to such person will be payable by the seller which may include a deduction from the purchase price unless satisfactory evidence of the payment of such taxes or an exemption therefrom is submitted.

9.	Lost Certificates. If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements.

Office of the Depositary is:

VALIANT TRUST COMPANY

By Mail, Hand or Courier

Valiant Trust Company

Suite 310, 606 – 4th Street S.W.

Calgary, Alberta

T2P 1T1

Attention: Reorganization Department

Inquiries

Telephone: (403) 233-2801

Toll Free: 1-866-313-1872

Fax: (403) 233-2847

E-Mail: inquiries@valianttrust.com

Any questions and requests for assistance may be directed by Shareholders to the

Depositary at the telephone numbers and location set forth above.

THIS IS NOT A LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

for deposit of common shares of

HFG HOLDINGS INC.

pursuant to the Offer dated October 6, 2009 of

CEQUENCE ENERGY LTD.

The terms and conditions of the offer (the “Offer”) set forth in the Offer to Purchase of Cequence Energy Ltd. (the “Offeror”) dated October 6, 2009 and the accompanying Circular are incorporated by reference in this notice of guaranteed delivery (the “Notice of Guaranteed Delivery”). Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Offer have the respective meanings set out in the Offer to Purchase and Circular.

This Notice of Guaranteed Delivery, or a manually signed facsimile hereof, must be used to accept the Offer made by the Offeror for the common shares (the “HFG Shares”) of HFG Holdings Inc.: if (i) certificates representing the HFG Shares are not immediately available, or (ii) the certificates representing such HFG Shares and all other required documents cannot be delivered to the Depositary prior to the Expiry Time. Such HFG Shares may be deposited pursuant to the Offer by utilizing the procedures contemplated by this Notice of Guaranteed Delivery, provided that all of the following conditions are met:

(a)	such deposit is made by or through an Eligible Institution;

(b)	a properly completed and duly executed copy of this Notice of Guaranteed Delivery, or a manually signed facsimile thereof, is received by the Depositary at its office in Calgary, Alberta set forth in this Notice of Guaranteed Delivery at or prior to the Expiry Time; and

(c)	the certificate(s) representing deposited HFG Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or manually signed facsimile thereof, relating to the HFG Shares and all other documents required by the Letter of Transmittal, are received by the Depositary at its office in Calgary, Alberta set forth in this Notice of Guaranteed Delivery at or before 5:00 p.m. (Calgary time) on the third trading day on the TSX Venture Exchange (the “TSXV”) after the Expiry Time.

This Notice of Guaranteed Delivery may be delivered by hand or courier or transmitted by facsimile transmission or mailed so as to be received by the Depositary at its office in Calgary, Alberta not later than the Expiry Time and must include a guarantee by an Eligible Institution in the form set forth on page 2 hereof.

DO NOT SEND CERTIFICATES FOR HFG SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. Certificates for HFG Shares must be sent with your Letter of Transmittal.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Transmittal.

TO:	CEQUENCE ENERGY LTD.
AND TO:	VALIANT TRUST COMPANY, as Depositary

By Registered Mail, Hand or Courier	By Facsimile

Valiant Trust Company Suite 310, 606 – 4th Street S.W. Calgary, Alberta T2P 1T1 Attention: Reorganization Department	(403) 233-2847

Any questions and requests for assistance may be directed to the Depositary at the following telephone numbers:

(403) 233-2801 or toll free 1-866-313-1872

Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via a facsimile number other than set forth above does not constitute a valid delivery.

The undersigned Shareholder hereby deposits with the Offeror, upon the terms and subject to the conditions set forth in the Offer to Purchase, the Circular and the related Letter of Transmittal, receipt of which is hereby acknowledged, the HFG Shares described below, pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase and Instruction 2 to the Letter of Transmittal.

Number of HFG Shares	Certificate No. (if Available)	Name and address of Shareholder (please print)

PLEASE SIGN AND COMPLETE

Signature(s):

Address:
(Postal/Zip Code)

Name(s):

Capacity (full title), if in a representative capacity: ______________________________________________________________

Area Code and Telephone Number:	Taxpayer Identification, Social Insurance or Social Security Number:

Dated:

GUARANTEE

(Not to be used for signature guarantees)

The undersigned, a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) hereby guarantees delivery to the office of the Depositary in Calgary specified on page 1 hereof of the certificates representing HFG Shares tendered hereby, in proper form for transfer, together with delivery of a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof, and all other documents required by the Letter of Transmittal, all at or before 5:00 p.m. (Calgary time) on the third trading day on the TSXV after the Expiry Time.

Date:
Firm

	(Authorized Signature)	(Please print name)

	(Address)	(Area Code and Telephone Number)

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index to this Form CB.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by Cequence Energy Ltd. concurrently with the filing of this Form CB.

Any change in the name or address of the agent for service of process of Cequence Energy Ltd. shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of October 6, 2009.

CEQUENCE ENERGY LTD.

By:	/s/ David Gillis
Name: David Gillis
Title: Vice President, Finance and Chief Title: Financial Officer

EXHIBIT INDEX

Exhibit	Description

2.1	Annual Information Form of Cequence Energy Ltd. (“Cequence”) dated March 20, 2009 for the year ended December 31, 2008

2.2	Audited consolidated financial statements of Cequence as at December 31, 2008 and 2007 and for the years ended December 31, 2008 and 2007, together with the notes thereto and the auditors’ report thereon

2.3	Management’s discussion and analysis of the financial condition and results of operations of Cequence for the year ended December 31, 2008

2.4	Unaudited interim consolidated financial statements of Cequence as at June 30, 2009 and for the three and six months ended June 30, 2009 and 2008 and the notes thereto

2.5	Management’s discussion and analysis of the financial condition and results of operations of Cequence for the three and six months ended June 30, 2009

2.6	Information circular of Cequence dated June 26, 2009 with respect to the annual and special meeting of shareholders held on July 29, 2009

2.7	Material change report of Cequence dated January 2, 2009

2.8	Material change report of Cequence dated May 29, 2009

2.9	Material change report of Cequence dated June 2, 2009

2.10	Material change report of Cequence dated August 7, 2009

2.11	Material change report of Cequence dated August 27, 2009

2.12	Material change report of Cequence dated October 5, 2009